

cenveo®

2010 ANNUAL REPORT


THE BRAVERN
Signature Residences
Accord
Windstar Cruises

COMMERCIAL PRINT

Our mix of sheetfed, digital and web printing capabilities — along with complete binding options, warehousing and fulfillment capabilities — offer under-one-roof solutions for diverse product offerings such as annual reports, catalogs and marketing collateral.


STATEMENT
TORRES COFFEE
MALIBU
CARIBBEAN RUM
USA
Support Our Troops
THE urban DELI
Words just don't seem to be enough
This Visa Gold Card earns you one COMPLIMENTARY ADMISSION to the Pro Football Hall of Fame everyday for as long as your account is open!
See inside for details.
FOR THOSE WHO EXPECT MORE. DEMAND MORE.
Your Special Gift is Inside!
50/140
50/250
Combipatch
www.combipatch.com
Kellogg's
Pop-Tarts
ORTHOTICS

LABELS
& FORMS

We provide virtually all types of labels, documents and forms needed to run a business or communicate with customers. Along with our leading custom label offering, we produce transactional documents, stationary products, and both stock and pharmaceutical labels.

SPECIALTY
PACKAGING

Our packaging design expertise runs from engineering through prototyping. At our global production locations, we offer solutions ranging from integrated digital prepress to worldwide brand management.

Cenveo®

Cenveo, Inc., headquartered in Stamford, Connecticut, is a leader in the management and distribution of print and related products and solutions. The Company provides its customers with low-cost alternatives within its core business of labels and forms manufacturing, specialty packaging and publisher offerings, envelope production, and commercial printing; supplying one-stop solutions from design through fulfillment. Cenveo delivers every day for its customers through a network of production, fulfillment, content management, and distribution facilities across the globe.

mobile Brochures / Bangtail Envelopes / Bank and Financial Products / Beverage Packaging / Bill and Return Transaction Envelopes / Books / Booklets / Board Mailers / Brand Marketing Collateral / B

Labels / Calendars / Card Form Combinations / Catalogs / Catalog Envelopes / Clasp Envelopes / Certificates / Checks / Commercial Printing / Content and Design Creation / Continuous Form / Digest Book

gital Printing / Digital Publications / Direct Mail / Direct-Mail Envelopes / Directories / Diskette Envelopes / Documents / eCommerce / Editorial Services / EDGAR Filings / Envelopes / Embossing/Debossing / Foil Stamping /

ulfillment and Distribution Services / General Commercial Envelopes / Greeting Cards / Healthcare Product Packaging / Heat Shrink Labels / Interoffice Mail Envelopes / Invoices / Journals / Jumbo Mailers / Label Form Combinati

abels / Large-Format Sheet-fed Projects / Long-run Printing / Magazines / Mailers / Manufacturing Printing / Maps / Negotiable Documents / Notices / Overnight Courier Delivery Labels / Packaging / Pharma

harmaceutical Labels / Print On Demand / Print Resellers/ Brokers / Peal and Seal Envelopes / Photo Processing Envelopes / Point-of-Purchase Displays / Pressure Sensitive Labels / Proje

rotective Mailers / Publishers / Quarterly Financial Reports / Registration Forms / Reprints and E-prints / Reply Envelopes / Sales and Delivery Receipts / Security Tint

ort-run Printing / Specialty Envelopes / Sporting Event Programs / Spot Varnishing / Statements / Stationary / Stock and Custom Cut Sheets / St

k Forms / Tamper Evident Bands / Tax Forms / Thermal Printing / Ticket Media / Travel Brochures and Magazines / Tubing / Ty

esetting / UV Coating / Video Game Instructions / Warranties


The Complete Works of
Flavius Josephus,
the Jewish Historian
by
William Whiston, A.M.


THE OFFICIAL GAME PROGRAM OF THE NEW YORK GIANTS
GIANTS VS
Blue Ridge




FLORIDA DESIGN
A Magnificent Palm Beach Estate
Homes Designed for Entertaining

PUBLISHER SOLUTIONS

We are a comprehensive, global outsourcing alternative for publishers of the world's most vital content, covering scientific, medical and technical not-for-profit societies, educational institutions, professional associations and corporations.


Disney MOVIE CLUB
Come on in!
FREE Disney
PRSRT STD
U.S. Postage
PAID
Card Center


verizon
CHASE
Savings beyond the Intro
0% intro APR until
May 1, 2012

ENVELOPES

As the world's largest and most innovative manufacturer, we combine the industry's highest-quality printing capability, cutting-edge design technology and lean manufacturing processes to offer a multitude of solutions to the market.



OUR FOCUS

LABELS & FORMS
ENVELOPES
SPECIALTY PACKAGING
PUBLISHER SOLUTIONS
COMMERCIAL PRINT

AMA / Fairhope • CALIFORNIA / Livermore / Los Angeles / Orange County / Sacramento / San Francisco / Tulare / Visalia • COLORADO / Aurora / Denver • FLORIDA

Kapolei • INDIANA / Indianapolis / New Albany • MARYLAND / Baltimore / Columbia / Hurlock • MINNESOTA / Minneapolis • MISSOURI / Eureka / Joplin / Kirksville • NEBRASKA

JERSEY / Jersey City • NEW YORK / Conklin / Fairport / Orchard Park • NORTH CAROLINA / Charlotte / Greensboro • OHIO / Broadview Heights / Cleveland / Sidney / Toledo • OREGON

ENNSYLVANIA / Altoona / Claysburg / Croydon / Easton / Ephrata / Exton / Lancaster / Williamsburg • SOUTH DAKOTA / Beresford • TENNESSEE / Clarksville / Jefferson City / Nashville / Tullahoma

/ Amarillo / Arlington / Dallas / Garland / San Antonio • UTAH / St. George • VIRGINIA / Richmond • WASHINGTON / Kent / Seattle • WISCONSIN / Kenosha • INTERNATIONAL L

NTERNATIONAL LOCATIONS / CANADA / Mississauga (Ontario) • DOMINICAN REPUBLIC / Santo Domingo • INDIA / Bangalore / Chennai / Mumbai / New De



MESSAGE TO OUR SHAREHOLDERS

ROBERT G. BURTON, SR.
Chairman and
Chief Executive Officer

As the global economy began to show signs of a rebound last year, we were able to focus increasingly on expanding our revenue base and market share. While long-time competitors fell by the wayside as victims of a changing marketplace, we employed our proven successful strategy to keep growing, to focus on cost and to invest in our future.

Looking back now at 2010, I am extremely proud of our people and their accomplishments in the face of the most difficult, lasting economic downturn in our lifetimes. In 2009, when the going got tough, our people got tougher. And in 2010, we did not relent. Our resolve remained strong. We stayed tough. And we were rewarded for it.

It has long been our belief that market leadership in niche products and an unrelenting focus on operational excellence constitute the best model for protecting against downside risk during challenging times. Our performance in 2010 proved that our diversified business platform is resilient and will provide superior upside potential when the economy turns in our favor.

Today, with economic recovery finally peeking though the clouds, I believe that we are uniquely poised to emerge even stronger and deliver on our promises for growth and meaningful financial improvement.

A GAME-CHANGING ACQUISITION

In the course of my 30+ year business career, I have been involved in nearly 70 acquisitions, from small tuck-ins to multibillion-dollar mergers that have created industry leaders. While each transaction had its own strategic rationale and benefits for shareholders, I believe that, at the end of the day, our recent acquisition of MeadWestvaco's Envelope Product Group (EPG) will rank up there with the best of them.

With approximately $250 million in revenues, EPG has long been a recognized leader in the direct mail and office products markets. When it became available last year, we pounced. A game changer for the envelope space, this combination will form the world's largest and most innovative envelope company.


STAYING TOUGH

"While the effects of a long-lived recession continued to challenge businesses in 2010, Cenveo stayed tough. We not only withstood economic headwinds, but we prospered, and delivered on our promise of growth. Yes, there's still work to be done, but with an experienced management team and superior product offerings, we're confident in our strategy for 2011 and beyond."



TOUGH FOR GROWTH

WE PROUDLY ADMIT TO A HEALTHY APPETITE FOR GROWTH. WE MONITOR THE INDUSTRY LANDSCAPE FOR STRATEGIC ACQUISITION AND EXPANSION OPPORTUNITIES THAT ALIGN WITH OUR VISION. WHEN THEY PRESENT THEMSELVES, AND THE PRICE IS RIGHT, WE ACT DECISIVELY.

In addition to creating an industry leader with an unparalleled geographic footprint and product offering, EPG brings a tremendous opportunity to significantly improve our cost structure via geographic facility overlap, economies of scale, and waste and productivity improvements.

We closed this transaction in early February, and integration efforts of the two companies are well underway. We have already begun consolidation efforts and the transition off of EPG's legacy systems. When we complete our efforts later this year, I am confident that our operations will be the envy of the industry and the envelope supplier of choice for the envelope market.

OTHER ACQUISITIONS

While EPG was our most transformative acquisition of 2010, it wasn't our only deal.

In February, we acquired Toronto-based Clixx Direct Marketing Services Inc. Clixx has been delivering a full suite of direct mail, data management, variable imaging and fulfillment solutions for over 25 years. This acquisition shores up Cenveo's relationships with our Canadian clientele, including several large financial institutions.

Last summer we acquired Glyph International, a leading provider of content solutions to publishers, with operations and 550 employees worldwide. Glyph provides a perfect complement to our Publisher Services Group, as they specialize in full suite content production from design, editorial, composition through project management.

Also, in late 2010, we acquired Gilbreth, a leader in the full-body shrink sleeve market. Gilbreth's capabilities will enhance our specialty packaging product offering and will expand our reach deeper into the pharmaceutical, food and beverage industries.

Some may question the wisdom of an acquisitive strategy in this market. But we are fortunate to have a talented management team and a larger operating platform that give us supreme confidence to expand our business.

THE MORE THINGS CHANGE...

The business environment continues to evolve rapidly. And Cenveo is adapting and evolving right along with it. At the same time, however, we remain true to our four bedrock strategies that have proven successful again and again through all economic climates.

1. Invest and acquire in growth areas

Of the more than 30,000 printing firms in the U.S. today, the vast majority are smaller players with few employees, relying on a single product line and a regional customer base. As has been proven recently, many of them cannot survive the kind of economic adversity that the past two years have presented.



TOUGH ON COSTS

RAW BRUTE POWER IS ONE WAY THAT WE REMOVE COST FROM OUR OPERATIONS. WE LEVERAGE OUR $2-BILLION SIZE TO DRIVE VOLUME EFFICIENCIES IN PURCHASING, PRODUCTION AND DISTRIBUTION.

We can. And as the industry leader, we remain poised to take advantage of ongoing consolidation in the industry. Our EPG acquisition is proof positive of how we are growing by acquiring leaders in niche product areas. We will continue to employ this strategy, acting on appropriate value-play acquisition opportunities that strengthen our business platform and increase market share.

2. Build a quality team

A critical component of a great management team is a deep bench, and I am proud that a Burton-managed company has always been known for this. Our continued focus on developing talent bore fruit in 2010, as several of our young stars stepped up into larger roles — and shined in the spotlight. The rookies of a few years ago are now go-to veterans who deliver in the clutch for their customers, again and again. I must say I'm proud of their development and performance.

The fact is, all of our people are committed to making Cenveo the industry leader. That commitment is most readily evident in the fact that our employees are financially aligned with our shareholders; the majority of our senior managers have invested their own funds in Cenveo stock. The Burton family owns approximately 10% of total Cenveo shares, and is the company's largest individual shareholder of Cenveo stock, and we are committed to purchasing additional shares each month.

3. Focus relentlessly on cost control

Cenveo's obsession with cost control will never wane. We continually seek ways to remove cost from our field and corporate operations and pass the savings on to our customers. As we continue to grow — both organically and via strategic acquisitions — we are increasingly able to leverage our size to negotiate aggressive contracts from our suppliers. A $2 billion company, after all, carries a lot of pricing power. In 2010, we leveraged our considerable size and operating scale to enhance our low-cost-producer status through volume efficiencies gained in purchasing, production and distribution.

4. Hold everyone accountable

"Promise to deliver. Deliver on our promises." No matter the economic times, customers value competent professionals whom they can trust. We hold our employees to exceptionally high standards of accountability, customer service, and bottom-line performance. Those who meet these standards are compensated and rewarded. Amid a seemingly endless stream of news reports about executive misconduct, rest assured there are still companies where accountability is taken very seriously. CENVEO IS ONE OF THOSE COMPANIES.

'THE YEAR OF NO EXCUSES'

Inside the walls at Cenveo we have named 2011 "The Year of No Excuses." The economy continues to improve, we have made strategic acquisitions to reinforce our dominance in the areas on which we've chosen to focus, and we have a talented team in place to achieve our goals. For 2011 and beyond, I see a few overarching trends for Cenveo:



TOUGH ON WASTE

WE ARE SURE-FOOTED AND WELL POSITIONED AT A TIME WHEN OTHERS ARE STILL FRAGILE. ONE REASON: OUR ONGOING 'WAR ON WASTE,' A MANDATORY, COMPANY-WIDE FOCUS ON EFFICIENCY AND PRODUCTIVITY IMPROVEMENTS.

Execute. We will complete the integration efforts on our recent acquisitions, generate significant cash flow, pay down debt and continue to win in the marketplace. It may sound simple, but our path forward to success in 2011 is right in front of us. We have all the tools to be successful; it is up to us to execute on them.

Invest in ourselves. We have, and will continue to invest in, equipment and technology to better service our customers and improve efficiencies. Whether it's digital equipment that already enhances our industry-leading short-run manufacturing platform, or technology that enables our customers to work with us more seamlessly, we continue to invest in our business and for our future.

Take advantage of our leading positions in an improving economy. There's no question that the industry has encountered numerous challenges recently. The past few years have been tough. But we stayed tougher. We tackled each challenge we faced, and we've come out stronger — and poised to take full advantage of the gradual economic recovery.

Beginning in late 2005, we began to transform Cenveo into a market leader in each of the niche products we serve. As we sit here today, demand is returning and supply is stabilizing. Margins are beginning to improve. Cash flow is increasing. It is up to us to use our leadership positions in the labels & forms manufacturing, specialty packaging and publisher offering, envelope production and commercial printing market to take advantage of the improving economy around us.

On behalf of our Board of Directors, management team and employees worldwide, I reiterate to you that we at Cenveo are committed to delivering quality results to our customers and investors. Thank you for your continued investment and confidence in our company.



Robert G. Burton, Sr.
Chairman and Chief Executive Officer



TOUGH TO BEAT

YESTERDAY'S FLEDGLINGS ARE TODAY'S HIGH FLIERS. OUR FOCUS ON DEVELOPING YOUNG TALENT HAS MOLDED BUDDING STARS INTO A FORMIDABLE TEAM OF VETERANS WHO CONSISTENTLY DELIVER.

STRATEGIC ACQUISITIONS

In 2010, Cenveo announced four strategic acquisitions that complement our existing operations and extend our reach into new markets. We will continue to enhance our resources and expand capabilities in the future by acquiring market-leading companies such as these:

CLIXX DIRECT MARKETING SERVICES INC.

In February, we acquired the assets of Clixx, a market leader for over 25 years in direct mail, data management, variable imaging and fulfillment solutions in the U.S. and Canada. Clixx has helped strengthen Cenveo's platform as a full-service provider and has created cross-selling opportunities for our customers.

GLYPH INTERNATIONAL

The May acquisition of Glyph International extends Cenveo's presence worldwide, creating a global market for our end-to-end production capabilities. As a world leader in content solutions for the journal and book publishing markets, Glyph enhances our product management offering with solutions ranging from editorial and composition to design and XML creation services.

GILBRETH PACKAGING SOLUTIONS

Although a smaller acquisition, Gilbreth has enhanced the capabilities of our packaging division. Specializing in full-body shrink sleeves, tamper-evident neck bands and medical and electronic tubing, Gilbreth has helped Cenveo reach a new market of customers in the pharmaceutical, personal care and food and beverage markets.

MEADWESTVACO'S ENVELOPE PRODUCT GROUP

One of our most significant transactions in company history, MeadWestvaco's Envelope Product Group (EPG) has propelled Cenveo's envelope division to a new realm. Announced in November 2010 and completed in early 2011, this acquisition brings together two of the nation's most prominent direct mail and office market suppliers to form the world's largest, most innovative envelope manufacturer. With synergies in geographic locations and product offerings, the EPG acquisition has created a great opportunity to expand our already successful envelope line.

OUR MISSION

1. We will provide our customers with a level of service that exceeds their expectations.

2. We will produce work of such high quality that it will challenge the standards of the industry.

3. All Cenveo employees will have the opportunity to grow personally and financially.

4. We will endeavor to produce a consistent return on investment for our shareholders.

5. We will contribute to the welfare of our communities.

6. We will continue to invest in the finest technology and talent in anticipation of the needs of our customers.

7. We will conduct business in a fair, ethical and honorable way.

8. When we make mistakes, we will act quickly to right them, learning from the experience so they do not occur twice.

9. We envision printing as a critical way in which we take part in the exchange of ideas between people. It is never a mere process.

10. Our goal is to be the world's best printer. Our standards reflect that goal.

BOARD OF DIRECTORS



ROBERT G. BURTON, SR. (1)
Chairman of the Board and
Chief Executive Officer of Cenveo



LEONARD C. GREEN (1, 2, 3, 4)
President of The Green Group



DR. MARK J. GRIFFIN (1, 2, 3, 4)
Former Headmaster and Founder
of the Eagle Hill School



ROBERT B. OBERNIER (1, 2, 3, 4)
Chairman and Chief Executive Officer
of Horizon Paper Company



GERALD S. ARMSTRONG (1, 2, 3, 4)
Managing Director of
Arena Capital Partners, LLC

BOARD OF COMMITTEES:

(1) Executive Committee
(2) Nominating & Governance Committee
(3) Compensation Committee
(4) Audit Committee

The following table sets forth our selected financial and operating data for the years ended January 1, 2011, January 2, 2010, January 3, 2009, December 29, 2007 and December 30, 2006, which we refer to as the years ended 2010, 2009, 2008, 2007 and 2006, respectively.

The following consolidated selected financial data has been derived from, and should be read in conjunction with, the related consolidated financial statements, either elsewhere in this report or in reports we have previously filed with the SEC.

			Years Ended		
(in thousands, except *per share data*)	**2010**	2009	2008	2007	2006
Statement of Operations:					
Net sales	**$1,814,716**	$1,714,631	$2,098,694	$2,046,716	$1,511,224
Restructuring, impairment and other charges	**226,150**[1]	68,034	399,066[3]	40,086	41,096
Operating income (loss)	**(103,760)**[1]	32,188	(223,546)[3]	137,550	63,395
(Gain) loss on early extinguishment of debt	**9,592**	(16,917)	(14,642)	9,256	32,744
Income (loss) from continuing operations	**(189,055)**[2]	(39,837)	(296,976)[4]	23,985	(11,148)
Income (loss) from discontinued operations, net of taxes	**2,678**	8,898	(1,051)	16,796[5]	126,519[6]
Net income (loss)	**(186,377)**[2]	(30,939)	(298,027)[4]	40,781[5]	115,371[6]
Income (loss) per share from continuing operations:					
Basic	**(3.03)**	(0.70)	(5.51)	0.45	(0.21)
Diluted	**(3.03)**	(0.70)	(5.51)	0.44	(0.21)
Income (loss) per share from discontinued operations:					
Basic	**0.04**	0.16	(0.02)	0.31	2.38
Diluted	**0.04**	0.16	(0.02)	0.31	2.38
Net income (loss) per share:					
Basic	**(2.99)**	(0.54)	(5.53)	0.76	2.17
Diluted	**(2.99)**	(0.54)	(5.53)	0.75	2.17
Balance Sheet data:					
Total assets	**$1,397,730**	$1,525,773	$1,552,114	$2,002,722	$ 999,892
Total long-term debt, including current maturities	**1,294,003**	1,233,917	1,306,355	1,444,637	675,295

(1) Includes $181.4 million pre-tax goodwill and other long-lived asset impairment charges.

(2) Includes $157.3 million goodwill and other long-lived asset impairment charges, net of tax benefit of $24.1 million.

(3) Includes $372.8 million pre-tax goodwill impairment charges.

(4) Includes $330.7 million goodwill impairment charges, net of tax benefit of $42.1 million.

(5) Includes a $17.0 million gain on a disposal of discontinued operations, net of taxes of $8.4 million.

(6) Includes a $113.5 million gain on a disposal of discontinued operations, net of taxes of $22.5 million.

This Management's Discussion and Analysis of Financial Condition and Results of Operations, which we refer to as MD&A, of Cenveo, Inc. and its subsidiaries, which we refer to as Cenveo, should be read in conjunction with our consolidated financial statements included in this Annual Report. Certain statements in this report constitute "forward-looking" statements under the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made or continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements generally can be identified by the use of terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" and similar expressions, or as other statements that do not relate solely to historical facts. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict or quantify. Management believes these statements to be reasonable when made. However, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In view of such uncertainties, investors should not place undue reliance on our forward-looking statements.

Such forward-looking statements involve known and unknown risks, including, but not limited to, changes in general economic, business and labor conditions.

Introduction and Executive Overview

We are one of the largest diversified printing companies in North America, according to the December 2010 Printing Impressions 400 report. We operate a global network of strategically located manufacturing facilities, serving a diverse base of over 100,000 customers. The United States printing industry is highly fragmented, with a broad range of sectors, including commercial printing and envelope converting, labels and forms manufacturing among others. We believe the printing industry has excess capacity and will continue to be highly competitive.

Our business strategy has been and continues to be focused on pursuing strategic acquisitions, improving our cost structure, providing a diverse quality product offering portfolio to our customers and maintaining reasonable levels of financial flexibility. We believe this strategy has allowed us to diversify our revenue base, maintain our low cost producer focus and deliver quality product offerings to our customers over the past five years.

We continue to selectively review acquisition opportunities that will allow us to grow in niche markets, broaden our product offerings and increase our economies of scale. Our acquisition strategy is focused on product expansion into highly complimentary niche businesses or expanding our presence in the current markets in which we operate today. Over the past five years we have completed twelve acquisitions that either provided us entry into new highly complementary print related markets or expanded our existing print or envelope manufacturing platform. We believe our focused approach to acquisitions should allow us to grow at a faster pace than the broader commercial printing industry. We intend to continue practicing our acquisition disciplines and pursuing opportunities that allow for greater expected profitability and cash flows or improved operating efficiencies.

We believe that our manufacturing platform, strategically located facilities and our industry experienced management team enables us to continuously seek improvements to our operating margins. We continue to pursue cost savings measures in an effort to align our cost structure with our anticipated revenues and mitigate the impact of pricing pressures. We work closely with our vendors with a focus on supply chain enhancements that lower our input costs and improve our operating margins. Our acquisitions along with our cost savings and restructuring plans have allowed us to mitigate the need for significant capital expenditures by realigning our most efficient equipment throughout our manufacturing platform while maintaining a reasonable level of financial flexibility during the extended economic uncertainty. Our continued approach to review our cost structure could require additional plant closures, consolidations and employee headcount reductions throughout our operating platform.

Our broad portfolio of products includes commercial printing, envelope production, forms and labels manufacturing, packaging and publisher offerings. Many of our customers focus on price as a key decision driver. We believe that given the extended economic uncertainty, our customers will continue to focus on price. In addition, certain of our key customers have recently provided us the opportunity to become a single source supplier for all of their printed product needs. This trend benefits our customers as they seek to leverage their buying power and helps us improve operating efficiencies in our plants with increased throughput in multiple product lines via a single customer relationship.

Our financial flexibility depends heavily on our ability to maintain relationships with existing customers, attract new financially viable customers and maximize our operating profits, all of which are vital to our ability to service our current debt level. Our level of indebtedness, which requires significant principal and interest payments, could potentially impact our ability to reinvest cash flows from operations into our business via capital expenditures or niche acquisitions. We therefore closely monitor working capital, including the credit we extend to and the collections we receive from customers as well as inventory levels and vendor pricing, while continuously seeking out pricing and manufacturing improvements to increase our cash flow.

2011 Outlook

We believe that the mild recovery we experienced in 2010 from the economic downturn will continue in 2011. We believe our efforts to reduce our operating cost structure, which we began implementing at the beginning of the economic downturn, allowed us to mitigate significant impacts to our operating performance and to our business over the past two years. The envelope and print industries are highly competitive and significantly fragmented. As a result of those factors as well as with the impact of the economic downturn, we have seen significant attrition in our competition during 2010, which we believe we were able to capitalize on for our future benefit.

In 2011, we anticipate higher net sales as compared to 2010 primarily due to: (i) our 2010 Acquisitions, (ii) our February 2011 acquisition of EPG, (iii) anticipated increases in direct mail volume, (iv) anticipated increases derived from pricing as a result of material cost increases, and (v) anticipated increases in sales volumes as a result of a mild recovery related to the general economic conditions.

We anticipate increased operating margin performance in 2011 as compared to 2010, excluding the impact of restructuring, impairment and other charges. We believe this improvement will be facilitated by: (i) the incremental operating efficiencies provided by the 2010 Acquisitions and EPG, (ii) our continued focus on being a low cost producer and (iii) anticipated increases in net sales combined with our lower cost structure.

Our 2010 debt refinancing activities, which included refinancings in February and December, improved our capital structure and extended our scheduled debt maturities. These refinancing activities extended our maturities on approximately $700 million of our outstanding long-term debt and provided more favorable financial covenants. Our next scheduled debt maturity is in 2013 when our $296.3 million 7⅞% senior subordinated notes, which we refer to as the 7⅞% Notes, come due and payable. We believe that the completion of these refinancing activities will allow for greater focus on our operating results in 2011.

Consolidated Operating Results

This MD&A includes an overview of our consolidated results of operations for 2010, 2009 and 2008 followed by a discussion of the results of each of our reportable segments for the same period. Our results of operations for the year ended 2010 include the operating results of the 2010 Acquisitions, subsequent to their respective acquisition dates. Our results of operations for the year ended 2009 include the operating results of Nashua subsequent to its acquisition date of September 15, 2009. Our results of operations for the year ended 2008 include the operating results of Rex, subsequent to its acquisition date on March 31, 2008.

Segment Performance Overview

During 2010, our envelopes, forms and labels segment was impacted by: (i) disruption in the traditional envelope and direct mail envelope markets as a result of exacerbated pricing pressures in the envelope converting marketplace due to a significant competitor entering and reemerging from bankruptcy combined with higher raw material costs, (ii) increased unit volume for our direct mail envelope customers, primarily financial institutions, as compared to 2009, (iii) overall decline in the traditional documents and forms marketplace and pricing pressures resulting from customers' continued and improved abilities to print high quality documents on their own, and (iv) improved performance of our labels business due to general improvement in the economy as compared to 2009.

During 2010, our commercial printing segment was impacted by: (i) significant revenue and operating margin decline in our STM journals business, which has lagged the economic downturn due to customer committed print requirements, and (ii) improved performance in our commercial print and specialty packaging businesses due to general improvement in the economy as compared to 2009.

Cost Savings, Restructuring and Acquisition Overview

The completion of our 2009 cost savings initiatives coupled with our integration initiatives in connection with our acquisition of Nashua in 2009 and our 2010 Acquisitions included a reduction of approximately 800 employees and the closure or consolidation of three manufacturing facilities in 2010. We have completed the integration of Nashua into our existing manufacturing platform and have achieved our targeted synergies.

In November of 2010, we completed the acquisition of Gilbreth. Gilbreth utilizes specialized printing technologies as a manufacturer and marketer of full body shrink sleeves and tamper evident neck bands. We believe the acquisition of Gilbreth will allow us to internally produce product that we historically had to purchase from an outsourced partner. Additionally, we expect that Gilbreth will enable us to provide additional cross-selling opportunities to our existing customer base. We believe that the integration efforts related to Gilbreth are minimal and we expect to be completed with those efforts in early 2011. In May of 2010, we completed the acquisition of Glyph, which we believe will enhance our content management operations. We expect to be complete with the integration of Glyph in 2011 and believe we are on target to achieve our anticipated synergies. In February of 2010, we completed the acquisition of Clixx. Clixx has provided our Canadian print operations with end-of-production capabilities that were previously unavailable to those operations.

Debt Refinancing Activities

In February of 2010, we completed a partial debt refinancing, which we refer to as the 2010 Refinancing, that included an amendment to our revolving credit facility due 2012, which we refer to as the 2006 Revolving Credit Facility, and our term loans and delayed-draw term loans due 2013, which we refer to as the Term Loans, which collectively with the 2006 Revolving Credit Facility we refer to as the Amended Credit Facilities, and the issuance of $400 million 8⅞% senior second lien notes due 2018, which we refer to as the 8⅞% Notes. This refinancing extended maturities on approximately one quarter of our total debt and provided us with immediate liquidity through the elimination of all amounts outstanding under our 2006 Revolving Credit Facility.

In December of 2010, we refinanced the remaining Amended Credit Facilities, which we refer to as the Credit Facility Refinancing. Our new $530 million senior secured credit facility consists of a $150 million revolving credit facility due 2014, which we refer to as the 2010 Revolving Credit Facility, and a $380 million term loan due 2016, which we refer to as the Term Loan B, which collectively with the 2010 Revolving Credit Facility we refer to as the 2010 Credit Facilities. This refinancing extended the maturity of approximately one quarter of our total debt and enhanced our liquidity by extending the maturity of our existing revolving credit facility.

Goodwill and Intangible Asset Impairments

During the third quarter of 2010, given the continued economic uncertainty that remained in the United States and global economies and revisions to our forecasted operating results, primarily in our Publisher Services Group, which is part of the commercial printing segment and which we refer to as our PSG reporting unit, we believed that there were sufficient indicators that would require us to perform an interim goodwill and long-lived asset impairment analysis as of October 2, 2010.

As a result of our goodwill and long-lived asset impairment analysis, we recorded non-cash, impairment charges of $132.2 million related to goodwill and $49.2 million related to other long-lived assets, of which $22.0 million related to an indefinite lived tradename and $27.2 million related to customer relationships within our PSG reporting unit. We believe that these charges primarily resulted from reductions in the estimated fair value of this reporting unit due to: (i) higher discount rates applied to lower estimated future cash flows as compared to our prior year analysis and (ii) continued economic uncertainty, which has increased customer cost awareness resulting in continued price pressures, lower page counts, and a shift from historical web and sheet-fed print products to lower cost digital print products.

A summary of our consolidated statement of operations is presented below. The summary presents reported net sales and operating income (loss). See Segment Operations below for a summary of net sales and operating income (loss) of our operating segments that we use internally to assess our operating performance. Our reporting periods for 2010, 2009 and 2008 consisted of 52, 52 and 53 week periods, respectively, ending on the Saturday closest to the last day of the calendar month and ended on January 1, 2011, January 2, 2010 and January 3, 2009, respectively. We refer to such periods herein as (i) the year ended 2010, (ii) the year ended 2009, and (iii) the year ended 2008. All references to years and year-ends herein relate to fiscal years rather than calendar years. We do not believe the additional week in 2008 had a material impact on our consolidated results of operations.

	Years Ended		
(in thousands, except per share amount)	**2010**	2009	2008
Net sales	**$1,814,716**	$1,714,631	$2,098,694
Operating income (loss):			
Envelopes, forms and labels	**$ 93,135**	$ 77,200	$ (40,979)
Commercial printing	**(159,176)**	(6,397)	(136,828)
Corporate	**(37,719)**	(38,615)	(45,739)
Total operating income (loss)	**(103,760)**	32,188	(223,546)
Interest expense, net	**121,037**	106,063	107,321
(Gain) loss on early extinguishment of debt	**9,592**	(16,917)	(14,642)
Other (income) expense, net	**2,327**	(1,368)	(637)
Income (loss) from continuing operations before income taxes	**(236,716)**	(55,590)	(315,588)
Income tax expense (benefit)	**(47,661)**	(15,753)	(18,612)
Income (loss) from continuing operations	**(189,055)**	(39,837)	(296,976)
Income (loss) from discontinued operations, net of taxes	**2,678**	8,898	(1,051)
Net loss	**$ (186,377)**	$ (30,939)	$ (298,027)
Income (loss) per share—basic and diluted:			
Continuing operations	**$ (3.03)**	$ (0.70)	$ (5.51)
Discontinued operations	**0.04**	0.16	(0.02)
Net loss	**$ (2.99)**	$ (0.54)	$ (5.53)

Net Sales

Net sales for 2010 increased $100.1 million, as compared to 2009, due to sales increases from our envelopes, forms and labels segment of $147.5 million offset by lower sales from our commercial printing segment of $47.4 million. The increased sales for our envelopes, forms and labels segment primarily resulted from the integration of Nashua into our operations, as Nashua was not included in our results for a full year during 2009. The decrease in sales within our commercial printing segment was due to volume declines, changes in product mix and lower material costs, primarily due to the extended economic uncertainty that we experienced during 2010, and lost sales resulting from plant closures as part of our restructuring plans. These decreases to our commercial printing segment were partially offset by sales from the 2010 Acquisitions, as the 2010 Acquisitions were not included in our results in 2009. See Segment Operations below for a more detailed discussion of the primary factors for the changes in net sales by reportable segment.

Net sales for 2009 decreased $384.1 million, as compared to 2008, due to lower sales from our commercial printing segment of $287.3 million and from our envelopes, forms and labels segment of $96.7 million. These decreases were primarily due to volume declines, changes in product mix and lower material costs, primarily due to the general economic conditions that we experienced during 2009 including pricing pressures and lost sales resulting from plant closures as part of our restructuring plans. These declines were partially offset by increased sales generated from our envelopes, forms and labels segment from the integration of Nashua into our operations, as Nashua was not included in our results in 2008. See Segment Operations below for a more detailed discussion of the primary factors for the changes in net sales by reportable segment.

Operating Income

Operating income in 2010, excluding the non-cash goodwill and other long-lived assets impairment charges of $181.4 million in our commercial print segment, increased $45.5 million, as compared to 2009. This increase was primarily due to higher operating income for our commercial printing segment of $28.6 million and our envelopes, forms and labels segment of $15.9 million. These increases were primarily due to an increase in gross margins and a decrease in restructuring and impairment charges resulting from cost savings initiatives taken to mitigate the general economic conditions. See Segment Operations below for a more detailed discussion of the primary factors for the changes in operating income by reportable segment.

Operating income, excluding the 2008 non-cash goodwill impairment charges of $372.8 million for our commercial print and envelope reporting units, decreased $117.1 million in 2009, as compared to 2008. This decrease was primarily due to lower operating income for our commercial printing segment of $74.0 million and our envelopes, forms and labels segment of $50.3 million. These declines were primarily due to the general economic conditions that we experienced during 2009 and increased restructuring and impairment charges resulting from cost savings initiatives taken to mitigate the general economic conditions. See Segment Operations below for a more detailed discussion of the primary factors for the changes in operating income by reportable segment.

Interest Expense. Interest expense increased $15.0 million to $121.0 million in 2010, from $106.1 million in 2009. The increase was primarily due to higher interest rates resulting from: (i) the April 2009 amendment to our Amended Credit Facilities, which we refer to as the 2009 Amendment, and (ii) the 2010 Refinancing. Interest expense in 2010 reflected average outstanding debt of approximately $1.3 billion and a weighted average interest rate of 8.7%, compared to the average outstanding debt of approximately $1.3 billion and a weighted average interest rate of 7.7% in 2009. We expect interest expense in 2011 to be lower than 2010 largely due to the maturity of our interest rate swap agreements.

Interest expense decreased $1.3 million to $106.1 million in 2009, from $107.3 million in 2008, primarily due to our lower debt balances resulting from: (i) the repurchase and retirement of a portion of our 8⅜% senior subordinated notes due 2014, which we refer to as the 8⅜% Notes, 10½% senior notes due 2016, which we refer to as the 10½% Notes, and the 7⅞% Notes, and (ii) the repayment of a portion of Term Loans, primarily from a mandatory excess cash flow payment made in March 2009. The decrease in interest expense was partially offset by higher interest rates resulting from the 2009 Amendment. Interest expense in 2009 reflected average outstanding debt of approximately $1.3 billion and a weighted average interest rate of 7.7%, compared to the average outstanding debt of approximately $1.4 billion and a weighted average interest rate of 7.2% in 2008.

(Gain) Loss on Early Extinguishment of Debt. During 2010, in connection with our Credit Facility Refinancing, we incurred a loss on early extinguishment of debt of $7.0 million of which $4.8 million related to fees paid to consenting lenders and $2.2 million related to the write-off of previously unamortized debt issuance costs. In connection with the 2010 Refinancing, we incurred a loss on early extinguishment of debt of $2.6 million of which $1.5 million related to fees paid to consenting lenders and $1.1 million related to the write-off of previously unamortized debt issuance costs.

In 2009, we recognized net gains on early extinguishment of debt of $16.9 million, comprising of gains of $21.9 million from the repurchase and retirement of principal amounts of $40.1 million of our 8⅜% Notes; $7.1 million of our 7⅞% Notes; and $5.0 million of our 10½% Notes. These gains were partially offset by the loss on early extinguishment of debt related to the 2009 Amendment of $5.0 million, of which $3.9 million related to fees paid to consenting lenders and $1.1 million related to the write-off of previously unamortized debt issuance costs.

In 2008, we: (i) repurchased $31.8 million of our 8⅜% Notes and $16.6 million of our 7⅞% Notes, and recognized a gain on early extinguishment of debt of $18.5 million, and (ii) converted our $175.0 million senior unsecured loan due 2015, which we refer to as the Senior Unsecured Loan, into our 10½% Notes, and recognized a $4.2 million loss on early extinguishment of debt.

Income Taxes (in thousands)	Years Ended **2010**	2009	2008
Income tax expense (benefit) for U.S. operations	**$(49,038)**	$(18,342)	$(17,969)
Income tax expense (benefit) for foreign operations	**1,377**	2,589	(643)
Income tax expense (benefit)	**$(47,661)**	$(15,753)	$(18,612)
Effective income tax rate	**(20.1)%**	(28.3)%	(5.9)%

In 2010, we had an income tax benefit of $47.7 million, which primarily related to income tax benefits from our non-cash impairment charges related to goodwill and other long-lived assets and the reversal of liabilities for uncertain tax positions as well as taxes on our domestic operations. Our effective tax benefit rate during 2010 was lower than the federal statutory rate, primarily due to the non-deductibility for income tax purposes of the non-cash impairment charges related to goodwill and other long-lived assets. We do not believe that it is reasonably possible that our unrecognized tax benefits will change significantly in the next twelve months.

We assess the recoverability of our deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criteria under ASC 740, *Income Taxes,* record a valuation allowance against our deferred tax assets. We consider all positive and negative evidence in evaluating our ability to realize our net deferred tax assets, including our operating results, ongoing tax planning, and forecast of future taxable income, on a jurisdiction by jurisdiction basis. Significant judgment is required with respect to the determination of whether or not a valuation allowance is required for certain of our deferred tax assets. We considered the fact that we have reported a cumulative loss in recent years, which generally provides negative evidence regarding the realizability of deferred tax assets. However, such cumulative losses mainly resulted from the goodwill impairment and restructuring related charges recorded over the last three years. A substantial majority of the goodwill impairment charges had no impact on taxable income as these charges primarily are non-deductible. We performed an analysis of the recoverability of our net deferred tax assets as of January 1, 2011. Deferred tax assets related to certain state net operating losses and foreign tax credit carryforwards did not reach the "more likely than not" realizability criteria and accordingly, were subject to a valuation allowance. During 2010, our valuation allowance was reduced by $0.4 million, consisting of a reduction related to our state net operating loss carryforwards. We analyzed the remaining net deferred tax assets using all positive and negative evidence to determine whether we met the "more likely than not" recognition criteria. We believe that such remaining net deferred tax assets were "more likely than not" realizable based primarily on the weight of positive evidence provided by our tax planning strategies and projected future taxable income, including restructuring related charges and our historical results of operations (excluding impairment charges related to non-deductible goodwill). However, in the circumstance that the financial projections are not achieved, our ability to realize these net deferred tax assets may be significantly impacted.

In 2009, we had an income tax benefit of $15.8 million, which primarily relates to the tax benefit on our domestic operations. Our effective tax benefit rate in 2009 was lower than the federal statutory rate, primarily due to non-deductible expenses, offset in part by state tax benefits. The non-deductible expenses primarily relate to stock-based compensation expense resulting from a difference in tax deductions available to us based on the market price of our stock-based compensation at the time of exercise as compared to our recorded stock-based compensation expense. If we generated pre-tax income, this would cause our effective income tax rate to be higher than our statutory federal rate.

In 2008, we had an income tax benefit of $18.6 million, which primarily relates to the $42.1 million income tax benefit recorded in connection with the non-cash goodwill impairment charges, offset in part by taxes on our domestic operations. Our effective tax benefit rate in 2008 was lower than the federal statutory rate, primarily due to non-deductible goodwill impairment charges, offset in part by state tax benefits. The non-deductible goodwill impairment charges accounted for a reduction to the effective tax benefit rate of approximately 30%.

Income from Discontinued Operations, net of taxes. Income from discontinued operations for 2010 primarily related to the reduction of our liabilities for uncertain tax positions of $4.4 million, net of deferred tax assets of $1.6 million, as a result of the expiration of certain statute of limitations on uncertain tax positions related to the Supremex Income Fund, which we refer to as the Fund.

Income from discontinued operations for 2009 primarily relates to the reduction of our liabilities for uncertain tax positions of $12.1 million, net of deferred tax assets of $2.6 million, as a result of the expiration of certain statute of limitations on uncertain tax positions related to the Fund.

Segment Operations

Our Chief Executive Officer monitors the performance of the ongoing operations of our two reportable segments. We assess performance based on net sales and operating income (loss).

Envelopes, Forms and Labels		Years Ended	
(in thousands)	**2010**	2009	2008
Segment net sales	**$966,859**	$819,399	$916,145
Segment operating income (loss)	**$ 93,135**	$ 77,200	$(40,979)
Operating income (loss) margin	**9.6%**	9.4%	(4.5)%
Items included in segment operating income (loss):			
Restructuring and impairment charges	**$ 12,063**	$ 17,405	$174,178

Segment Net Sales

Segment net sales for our envelopes, forms and labels segment increased $147.5 million, or 18.0%, in 2010, as compared to 2009. This increase was primarily due to: (i) $153.2 million of sales generated from the integration of Nashua into our operations, including the impact of work transitioned from our existing operations to Nashua, as Nashua was not included in our results for a full year in 2009, and (ii) higher sales volumes of approximately $12.6 million due to increased unit volumes from our envelope customers, primarily our financial institution customers, offset in part by the loss of sales from three plant closures in 2009 and our decision to exit certain lower margin transactional business within our envelope operations. These increases were offset in part by lower sales of $18.3 million from price and product mix changes, primarily due to pricing pressures on our office products business as a result of the continued general economic conditions and our business forms operations, primarily resulting from an overall decline in the traditional documents and forms marketplace and pricing pressures resulting from customers' continued and improved abilities to print high quality documents on their own, which are being offset in part by our ability to pass along material price increases to our customers over time.

Segment net sales for our envelopes, forms and labels segment decreased $96.7 million, or 10.6%, in 2009, as compared to 2008. This decrease was primarily due to: (i) lower sales volume of $148.8 million, primarily due to the general economic conditions, which has had a significant impact on our envelope business, for which we have seen a shift from direct mail and customized envelopes to generic transactional envelopes and lost sales in connection with the closure of three envelope plants and one forms plant that were integrated into our existing operations, and (ii) lower pricing and product mix of $21.2 million, primarily due to pricing pressures in the current envelope marketplace and lower material costs. These decreases were partially offset by $73.3 million of sales generated from the integration of Nashua into our operations, as Nashua was not included in our results in 2008.

Segment Operating Income (Loss)

Segment operating income for our envelopes, forms and labels segment increased $15.9 million or 20.6% in 2010, as compared to 2009. This increase was primarily due to: (i) increased gross margins of $18.3 million primarily due to gross margins generated from Nashua, as Nashua was not included in our results for a full year in 2009, and lower fixed costs resulting from three envelope plant closures in 2009, and (ii) lower restructuring and impairment charges of $5.3 million. These increases were offset in part by: (i) higher selling, general and administrative expenses of $6.3 million primarily due to Nashua, as Nashua was not included in our results for a full year in 2009, partially offset by our cost savings initiatives, and (ii) higher amortization expense of $1.4 million, primarily due to amortizable intangible assets relating to Nashua, as Nashua was not included in our results for a full year in 2009.

Segment operating income for our envelopes, forms and labels segment, excluding the 2008 non-cash goodwill impairment charge of $168.4 million, decreased $50.3 million or 39.4% in 2009, as compared to 2008. This decrease was primarily due to: (i) lower gross margins of $41.3 million, primarily due to the general economic conditions, which has resulted in increased pricing pressures, lower sales volume and product mix changes from high color direct mail envelopes to transactional envelope products, partially offset by lower material costs and increased gross margins from Nashua, as Nashua was not included in our results for 2008, and (ii) increased restructuring and impairment charges, excluding the 2008 non-cash goodwill impairment charge of $168.4 million, of $11.7 million, primarily due to the closure of three envelope plants and one forms plant. These decreases were partially offset by lower selling, general and administrative expenses and other expenses of $2.7 million, primarily due to our cost reduction programs, lower commission expenses resulting from lower sales, offset in part by increased selling, general and administrative expenses from Nashua, which was not included in our results for 2008.

Commercial Printing		Years Ended	
(in thousands)	**2010**	2009	2008
Segment net sales	**$ 847,857**	$895,232	$1,182,549
Segment operating loss	**$(159,176)**	$ (6,397)	$ (136,828)
Operating loss margin	**(18.8)%**	(0.7)%	(11.6)%
Items included in segment operating loss:			
Restructuring and impairment charges	**$ 211,042**	$ 48,744	$ 217,568

Segment Net Sales

Segment net sales for our commercial printing segment decreased $47.4 million, or 5.3%, in 2010, as compared to 2009. This decrease was due to (i) lower sales volumes of $37.8 million primarily due to the extended general economic uncertainty impacting our STM journals business, the closure of four commercial printing facilities during 2009 and two facilities in 2010, and (ii) lower sales of $23.8 million from price and product mix changes, primarily due to the extended general economic uncertainty. These decreases were offset in part by: (i) $14.2 million of sales generated from the integration of the 2010 Acquisitions, as the 2010 Acquisitions were not included in our results during 2009, and (ii) increased sales resulting from higher material costs being passed along to our customers over time.

Segment net sales for our commercial printing segment decreased $287.3 million, or 24.3%, in 2009, as compared to 2008. This decrease was primarily due to the general economic conditions, which resulted in lower sales of: (i) $286.3 million related to volume declines and lost sales from the closure of two commercial printing plants in the first half of 2009 and (ii) $11.0 million resulting from increased pricing pressures, changes in product mix and lower material costs. These decreases were partially offset by $10.0 million of sales generated from the integration of Rex into our operations, as Rex was not included in our results for a full year in 2008.

Segment Operating Income (Loss)

Segment operating income (loss) for our commercial printing segment, excluding the 2010 non-cash goodwill and other long-lived impairment charges of $181.4 million, increased $28.6 million, or 447.8%, in 2010, as compared to 2009. This increase was due to: (i) lower restructuring and impairment charges, excluding the 2010 non-cash goodwill and other long-lived impairment charges of $181.4 million, of $19.1 million, (ii) increased gross margins of $7.1 million primarily due to the 2010 Acquisitions, as the 2010 Acquisitions were not included in our results during 2009 and our cost savings initiatives, significantly offset by the loss of gross margins from four commercial printing facility closures in 2009 and two facility closures in 2010 and (iii) lower selling, general and administrative expenses of $2.4 million, resulting from our four commercial printing facility closures in 2009 and two plant closures in 2010, offset by the 2010 Acquisitions, as the 2010 Acquisitions were not included in our results during 2009.

Segment operating income (loss) for our commercial printing segment, excluding the 2008 non-cash goodwill impairment charge of $204.4 million, decreased $74.0 million, or 109.5%, in 2009, as compared to 2008. This decrease was primarily due to (i) lower gross margins of $64.1 million, largely due to the general economic conditions, which resulted in increased pricing pressures and product mix changes from high color to more generic commercial print products, partially offset by lower material costs and increased gross margins from Rex, as Rex was not included in our results for a full year in 2008, and (ii) increased restructuring and impairment charges of $35.6 million primarily due to the closure of four commercial printing plants during 2009. These decreases were partially offset by lower selling, general and administrative expenses of $25.7 million primarily due to our cost reduction programs and lower commission expenses resulting from lower sales, partially offset by increased selling, general and administrative expenses for Rex, as Rex was not included in our results for the full year in 2008.

Corporate Expenses. Corporate expenses include the costs of running our corporate headquarters. Corporate expenses were lower in 2010, as compared to 2009, primarily due to lower stock-based compensation offset in part by higher restructuring and impairment charges from our cost savings initiatives. Corporate expenses were lower in 2009, as compared to 2008, primarily due to lower stock-based compensation expense.

Restructuring, Impairment and Other Charges. We have three active and two residual cost savings, restructuring and integration plans: (i) the plans related to the integration of the Nashua and Glyph acquisitions and the 2009 Cost Savings and Restructuring Plan; and (ii) the 2007 Cost Savings and Integration Plan and the 2005 Cost Savings and Restructuring Plan. As a result of these cost savings actions, over the last five years we have closed or consolidated a significant number of manufacturing facilities including, three manufacturing facilities in 2010, and have had a significant number of headcount reductions, including approximately 800 employees in 2010. We continue to pursue additional cost savings opportunities in an effort to mitigate any further potential impact on our operations from the continued general economic conditions and have begun formulating our integration plan related to EPG. Therefore, we expect to incur further restructuring and integration charges in 2011.

As of the year ended 2010, our total restructuring liability was $32.5 million, of which $6.8 million is included in other current liabilities and $25.7 million, which is expected to be paid through 2018, is included in other liabilities in our consolidated balance sheet.

2010. During 2010, we incurred $44.7 million of restructuring and impairment charges, which included $11.3 million of employee separation costs, asset impairments, net of $5.8 million, equipment moving expenses of $3.1 million, lease termination expenses of $8.2 million, multi-employer pension withdrawal expenses of $8.8 million and building clean-up and other expenses of $7.5 million.

Also during 2010, we recorded non-cash impairment charges of $132.2 million related to goodwill and $49.2 million related to other long-lived assets, of which $22.0 million related to an indefinite lived tradename and $27.2 million related to customer relationships in our PSG reporting unit.

2009. During 2009, we incurred $68.0 million of restructuring and impairment charges, which included $20.5 million of employee separation costs, asset impairment charges, net of $15.3 million, equipment moving expenses of $5.5 million, lease termination expenses of $5.6 million, pension withdrawal liability of $13.4 million and building clean-up and other expenses of $7.7 million.

2008. During 2008, we incurred $19.6 million of restructuring, impairment and other charges, which included a $6.6 million non-recurring charge for professional fees related to the internal review initiated by our audit committee, $9.2 million of employee separation costs, asset impairment charges, net of $2.3 million, equipment moving expenses of $1.5 million, lease termination expenses of $2.9 million, pension withdrawal income of $(0.2) million and building clean-up and other expenses of $3.9 million.

During the fourth quarter of 2008, our reporting units experienced declines in their net sales, gross profit and operating income on a comparable basis with the third quarter of 2008. Historically, the fourth quarter has been our strongest quarter for net sales, gross profit and operating income for our reporting units. As a result, we recorded non-cash impairment charges of goodwill of $204.4 million and $168.4 million related to our commercial print and envelope reporting units, respectively.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities. Net cash provided by operating activities was $58.6 million in 2010, which was primarily due to our net loss adjusted for non-cash items of $60.4 million and a decrease in working capital of $4.1 million. The decrease in our working capital primarily resulted from a decrease in accounts payable due largely to the timing of payments to our vendors and an increase in inventory due to the timing of work performed for our customers, offset significantly by an increase in other working capital primarily due to the timing of interest payments on our long-term debt and a decrease in receivables primarily due to the timing of collections from and sales to our customers.

Cash provided by operating activities is generally sufficient to meet daily disbursement needs. On days when our cash receipts exceed disbursements, we reduce our revolving credit balance or place excess funds in conservative, short-term investments until there is an opportunity to pay down debt. On days when our cash disbursements exceed cash receipts, we use our invested cash balance and/or our revolving credit balance to fund the difference. As a result, our daily revolving credit balance fluctuates depending on working capital needs. The 2010 Refinancing and 8⅞% Notes issuance resulted in the elimination of nearly all of our Revolving Credit Facility balances and thereby substantially increasing our liquidity position, which we may utilize for future acquisitions or debt repayments. Regardless, at all times we believe we have sufficient liquidity available to us to fund our cash needs.

Net cash provided by operating activities was $72.1 million in 2009, which was primarily due to our net loss adjusted for non-cash items of $45.2 million and a decrease in our working capital of $31.9 million. The decrease in our working capital primarily resulted from a reduction in inventories due to the timing of work performed for our customers and a decrease in receivables due to lower sales volume and the timing of collections from and sales to our customers, partially offset by a decrease in accounts payable due to lower sales volume and the timing of payments to our vendors and accrued compensation liabilities primarily due to lower employee headcount.

Net Cash Used in Investing Activities. Net cash used in investing activities was $56.0 million in 2010, primarily resulting from $40.5 million of cash consideration for the 2010 Acquisitions and capital expenditures of $19.0 million, offset in part by $3.5 million of proceeds from the sale of property, plant and equipment.

Our debt agreements limit capital expenditures to $38.0 million in 2011 plus any proceeds received from the sale of property, plant and equipment and, if certain conditions are satisfied, any unused permitted amounts from 2010. We estimate that we will spend approximately $20.0 million on capital expenditures in 2011, before considering proceeds from the sale of property, plant and equipment. Our primary sources for our capital expenditures are cash generated from operations, proceeds from the sale of property, plant and equipment, and financing capacity within our current debt arrangements. These sources of funding are consistent with prior years' funding of our capital expenditures.

Net cash used in investing activities was $9.8 million in 2009, primarily from capital expenditures of $25.2 million and cost of business acquisitions of $3.2 million for Nashua, offset by $14.6 million of proceeds from the sale of property, plant and equipment and $4.0 million of proceeds from the sale of an investment.

Net Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities was $36.2 million in 2010, primarily due to (i) cash proceeds from issuance of the 8⅞% Notes, net of the original issuance discount, of $397.2 million, and (ii) cash proceeds from issuance of the Term Loan B of $376.2 million, net of original issuance discount, offset in part by: (i) the repayment of Term Loans of $683.3 million and $22.5 million, net pay down of our Revolving Credit Facility in connection with the 2010 Refinancing, (ii) payment of fees and expenses of $23.2 million in connection with the issuance of the 8⅞% Notes, the 2010 Refinancing and the Credit Facility Refinancing, and (iii) repayments of other long-term debt of $7.6 million.

Net cash used in financing activities was $61.7 million in 2009, primarily resulting from: (i) aggregate payments of $30.6 million related to the repurchase and retirement of $40.1 million, $7.1 million and $5.0 million of our 8⅜% Notes, 7⅞% Notes and 10½% Notes, respectively, (ii) the repayment of $24.6 million of Term Loans, primarily related to our March 2009 mandatory excess cash flow payment, (iii) the repayment of $12.2 million of other long-term debt, and (iv) the payment of $7.3 million in fees and expenses for the 2009 Amendment, offset in part by the proceeds of net borrowings of $14.5 million under our Revolving Credit Facility.

Contractual Obligations and Commitments. The following table details our significant contractual obligations and other commitments as of January 1, 2011 (in thousands):

Payments Due	Long-Term Debt[1]	Operating Leases	Other[2]	Total
2011	$ 115,193	$23,306	$37,009	$ 175,508
2012	111,976	17,820	16,313	146,109
2013	405,785	14,456	4,009	424,250
2014	117,222	10,178	2,826	130,226
2015	438,596	8,162	2,289	449,047
Thereafter	656,602	15,588	5,180	677,370
Total	$1,845,374	$89,510	$67,626	$2,002,510

(1) Includes $545.5 million of estimated interest expense over the term of our long-term debt, with variable rate debt having an average interest rate of approximately 6.2%.

(2) Includes pension and other postretirement benefit payments of $21.3 million, anticipated worker's compensation paid losses of $12.2 million, restructuring related liabilities of $28.7 million, including interest expense on lease terminations and multi-employer pension withdrawal liabilities, derivative liabilities of $2.2 million, and purchase commitments for equipment of $2.9 million. Excluded from the table are $3.7 million income tax contingencies as we are unable to reasonably estimate the ultimate amount payable or timing of settlement.

Long-Term Debt. Our total outstanding long-term debt, including current maturities, was approximately $1.3 billion as of the year ended 2010, an increase of $60.1 million from 2009. This increase was primarily due to: (i) the 2010 Acquisitions, (ii) the issuance of our 8⅞% Notes, offset by repayments of our Term Loans and (iii) fees and expenses paid related to the 2010 Refinancing and the Credit Facility Refinancing. As of the year ended 2010, approximately 86% of outstanding debt was subject to fixed interest rates. As of March 1, 2011, we had approximately $28.5 million borrowing availability under our Revolving Credit Facility.

2010 Credit Facilities and Debt Compliance

On December 21, 2010, we entered into the 2010 Credit Facilities. The proceeds of the Credit Facility Refinancing were used to refinance our existing Amended Credit Facilities. The 2010 Credit Facilities extended the maturity of approximately one quarter of our total debt and enhanced our liquidity by extending the maturity of the 2006 Revolving Credit Facility. Proceeds from the 2010 Credit Facilities together with available cash were used to repay the outstanding Term Loans, accrued interest thereon and to pay fees and expenses incurred related to the 2010 Credit Facilities. The Term Loan B was issued at a discount of $3.8 million, of which substantially all remains unamortized as of the year ended 2010.

Borrowing rates under the 2010 Credit Facilities are selected at our option at the time of each borrowing and are generally based on London Interbank Offered Rate ("LIBOR") or the prime rate publicly announced by Bank of America, N.A. from time to time, in each case plus a specified interest rate margin. With respect to the Term Loan B, LIBOR based borrowings will not have an interest rate of less than 1.50% per annum plus an applicable margin of 4.75% per annum, and prime rate borrowings will not have an interest rate of less than 2.50% per annum plus an applicable margin of 3.75% per annum. We also pay a commitment fee on unused revolving loan commitments of 0.75% per annum. All revolving loans mature on December 21, 2014, and the Term Loan B amortizes in quarterly installments equal to 1% per year, commencing March 21, 2011, with the remaining principal balance due at maturity on December 21, 2016, in each case subject to certain conditions that could result in an earlier maturity.

The 2010 Credit Facilities contain certain restrictions that, among other things and with certain exceptions, limit our ability to incur additional indebtedness, prepay subordinated debt, transfer assets outside of Cenveo, pay dividends or repurchase shares of common stock. The 2010 Credit Facilities also contain customary financial covenants, including a maximum Consolidated Leverage Covenant, a maximum Consolidated First Lien Leverage Covenant and a minimum Consolidated Interest Coverage Covenant. All three of these financial covenants were reset as a result of the 2010 Credit Facilities. The Consolidated Leverage Covenant threshold, with which we must be in pro forma compliance at all times, now requires us not to exceed 6.50:1.00 at any time during fiscal year 2011, then steps down in 0.25 increments beginning in the second quarter of 2012 until we reach 5.50:1.00 during the third quarter of our fiscal year 2014 and remains at that level for the remainder of the term. The Consolidated First Lien Leverage Covenant now requires us to not exceed 2.50:1.00 through the second quarter of 2012, then steps down to 2.25:1.00 and remains at that level for the remainder of the term. The Consolidated Interest Coverage Covenant now requires us to not be less than 1.50:1.00 through the fourth quarter of 2011, then steps up incrementally, reaching 1.75:1.00 in 2013 and remains at that level for the remainder of the term.

The obligations under the 2010 Credit Facilities are guaranteed by us and each existing and future direct and indirect domestic subsidiary of Cenveo. The 2010 Credit Facilities are secured by a first priority perfected security interest in substantially all assets of Cenveo and our domestic subsidiaries. As the 2010 Credit Facilities have senior secured and first priority lien position in our capital structure and the most restrictive covenants, then provided we are in compliance with the 2010 Credit Facilities, we would also be in compliance, in most circumstances, with our debt incurrence tests within all of our indentures.

Any default under the 2010 Credit Facilities would prevent us from borrowing additional amounts and could cause the indebtedness outstanding under the 2010 Credit Facilities and, by reason of cross-acceleration or cross-default provisions, all of the aforementioned notes and any other indebtedness we may then have, to become immediately due and payable.

As of the year ended 2010, we were in compliance with all debt agreement covenants. We anticipate being in compliance with all debt agreement covenants through the fiscal year ended 2011.

8⅞% Notes Issuance

On February 5, 2010, we issued our $400 million 8⅞% Notes that were sold with registration rights to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and to certain non-United States persons in accordance with Regulation S under the Securities Act of 1933. The 8⅞% Notes were issued at a discount of approximately $2.8 million, of which approximately $2.6 million remains unamortized as of the year ended 2010. Net proceeds after fees and expenses were used to pay down $300.0 million of our Term Loans and $88.0 million outstanding under our Revolving Credit Facility.

The 8⅞% Notes were issued pursuant to an indenture among Cenveo, Inc., certain subsidiary guarantors and Wells Fargo Bank, National Association, as trustee, and an Intercreditor Agreement among Cenveo, Inc., certain subsidiary guarantors, Bank of America, N.A., as first lien agent and control agent, and Wells Fargo Bank, National Association, as second lien collateral agent. The 8⅞% Notes pay interest semi-annually on February 1 and August 1, commencing August 1, 2010. The 8⅞% Notes have no required principal payments prior to their maturity on February 1, 2018. The 8⅞% Notes are guaranteed on a senior secured basis by Cenveo, Inc. and substantially all of our domestic subsidiaries with a second priority lien on substantially all of the assets that secure the Amended Credit Facilities, and on a senior unsecured basis by substantially all of our Canadian subsidiaries. As such, the 8⅞% Notes rank pari passu with all our senior debt and senior in right of payment to all of our subordinated debt. We can redeem the 8⅞% Notes, in whole or in part, on or after February 1, 2014, at redemption prices ranging from 100.0% to approximately 104.4%, plus accrued and unpaid interest. In addition, at any time prior to February 1, 2013, we may redeem up to 35% of the aggregate principal amount of the notes originally issued with the net cash proceeds of certain public equity offerings. We may also redeem up to 10% of the aggregate principal amount of notes per twelve-month period before February 1, 2014 at a redemption price of 103% of the principal amount, plus accrued and unpaid interest, and redeem some or all of the notes before February 1, 2014 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a "make whole" premium. Each holder of the 8⅞% Notes has the right to require us to repurchase such holder's notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest thereon, upon the occurrence of certain events specified in the indenture that constitute a change in control. The 8⅞% Notes contain covenants, representations, and warranties substantially similar to our 10½% Notes, including a consolidated secured debt to consolidated cash flow liens incurrence test. In order to fulfill our registration rights obligations, on April 28, 2010, we launched a registered exchange offer, which we refer to as the Exchange Offer, to exchange any and all of our outstanding unregistered 8⅞% Notes for publicly tradable notes having substantially identical terms and guarantees, except that the exchange notes will be freely tradable. The Exchange Offer expired on May 26, 2010, and nearly all unregistered 8⅞% Notes were exchanged for registered 8⅞% Notes.

Letters of Credit

As of the year ended 2010, we had outstanding letters of credit of approximately $21.3 million and a de minimis amount of surety bonds related to performance and payment guarantees. Based on our experience with these arrangements, we do not believe that any obligations that may arise will be significant.

Credit Ratings

Our current credit ratings are as follows:

Rating Agency	Corporate Rating	2010 Credit Facilities	8⅞% Notes	10½% Notes	7⅞% Notes	8⅜% Notes	Outlook	Last Update
Moody's	B3	Ba3	B3	Caa1	Caa2	Caa2	Negative	December 2010
Standard & Poor's	B	BB-	B-	CCC+	CCC+	CCC+	Stable	December 2010

In December 2010, Moody's Investors Services, which we refer to as Moody's and Standard & Poor's Ratings Services, which we refer to as Standard & Poor's, lowered our Corporate Rating and the ratings on our 2010 Credit Facilities, 8⅞% Notes, 10½% Notes, 7⅞% Notes and 8⅜% Notes in conjunction with the Credit Facility Refinancing, and the detail of our current ratings have been provided in the table above.

The terms of our existing debt do not have any rating triggers that impact our funding availability or influence our daily operations, including planned capital expenditures. We do not believe that our current ratings will unduly influence our ability to raise additional capital if and/or when needed. Some of our constituents closely track rating agency actions and would note any raising or lowering of our credit ratings; however, we believe that along with reviewing our credit ratings, additional quantitative and qualitative analyses must be performed to accurately judge our financial condition.

We expect that our internally generated cash flows and financing available under our 2010 Revolving Credit Facility will be sufficient to fund our working capital needs through our fiscal year 2011; however, this cannot be assured.

Off-Balance Sheet Arrangements. It is not our business practice to enter into off-balance sheet arrangements. Accordingly, as of the years ended 2010 and 2009, we do not have any off-balance sheet arrangements.

Critical Accounting Matters

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. We evaluate these estimates and assumptions on an ongoing basis based on historical experience and on various other factors which we believe are reasonable under the circumstances. Actual results could differ from estimates.

We believe that the following represent our more critical estimates and assumptions used in the preparation of our consolidated financial statements:

Allowance for Losses on Accounts Receivable. We maintain a valuation allowance based on the expected collectability of our accounts receivable, which requires a considerable amount of judgment in assessing the current creditworthiness of customers and related aging of past due balances. As of the years ended 2010 and 2009, the allowance provided for potentially uncollectible accounts receivable was $6.6 million and $7.6 million, respectively. Charges for bad debts recorded to the statement of operations were $5.3 million in 2010, $5.4 million in 2009 and $4.7 million in 2008. We cannot guarantee that our current credit losses will be consistent with those in the past. These estimates may prove to be inaccurate, in which case we may have overstated or understated the allowance for losses required for uncollectible accounts receivable.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out or average cost basis. Cost includes materials, labor and overhead related to the purchase and production of inventories. If there were to be a significant decrease in demand for our products, we could be required to reduce our inventory balances accordingly.

Provision for Impairment of Long-Lived Assets. We evaluate long-lived assets, including property, plant and equipment and intangible assets other than goodwill and indefinite lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of specific assets or group of assets may not be recoverable. When an evaluation is required, we estimate the future undiscounted cash flows associated with the specific asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, we would assess the fair value of the asset or asset group and if necessary, an impairment charge would be recorded. Our estimates of future cash flows are based on our experience and internal business plans. Our internal business plans require judgments regarding future economic conditions, product demand and pricing. During 2010, 2009 and 2008, in connection with our restructuring and integration programs, we recorded non-cash impairment charges, net on long-lived assets of $33.1 million, $15.3 million and $2.3 million, respectively. Our 2010 non-cash impairment charges include a $27.2 million non-cash impairment charge related to customer relationships within our PSG reporting unit, which is part of our commercial printing segment. Although we believe our estimates are appropriate, significant differences in the actual performance of an asset or group of assets may materially affect our evaluation of the recoverability of the asset values currently recorded. Additional impairment charges may be necessary in future years.

Provision for Impairment of Goodwill and Indefinite Lived Intangible Assets. We evaluate the carrying value of our goodwill and indefinite lived intangible assets annually at the beginning of December and whenever events or circumstances make it more likely than not that an impairment may have occurred. Accounting Standards Codification ("ASC") 350, *Goodwill and Other Intangible Assets*, prescribes a two-step method for determining goodwill impairment. In the first step, we compare the estimated fair value of each reporting unit to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the estimated fair value, step two is completed to determine the amount of the impairment loss. Step two requires the allocation of the estimated fair value of the reporting unit to the assets, including any unrecognized intangible assets, and liabilities in a hypothetical purchase price allocation. Any remaining unallocated fair value represents the implied fair value of goodwill, which is compared to the corresponding carrying value of goodwill to compute the goodwill impairment amount.

As part of our impairment analysis for each reporting unit, we estimate the fair value of each unit, primarily using the income approach. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, and the allocation of shared service or corporate items. The market approach was used as a test of reasonableness of the conclusions reached in the income approach. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires management to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rates; and forecasts of net sales, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine the fair value of assets and liabilities including, among others, trade names, customer relationships, and property, plant and equipment. Although we believe our estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. We also compared the sum of the estimated fair values of the reporting units to our total enterprise value as implied by the market value of our equity securities. This comparison indicated that, in total, our assumptions and estimates were not unreasonable. However, future declines in the overall market value of our equity securities may indicate that the fair value of one or more reporting units has declined below their carrying value.

In 2010, we recorded non-cash goodwill and indefinite lived intangible asset impairment charges of $154.2 million, of which $132.2 million related to goodwill and $22.0 million related to an indefinite lived tradename in our PSG reporting unit, which is part of our commercial printing segment. In 2009 we did not record any goodwill and indefinite lived intangible asset impairment charges. In 2008, we recorded non-cash goodwill impairment charges of $204.4 million and $168.4 million related to our commercial print and envelope reporting units, respectively.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit had fair value in excess of its carrying amount or had carrying amount in excess of fair value for the first step of the goodwill impairment test. In 2010, the three reporting units had fair value in excess of carrying value with fair value exceeding carrying value by at least 40%. Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would decrease the estimated fair value of the reporting unit by approximately 1%. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. In 2010, the discount rate for each reporting unit was estimated to be 11.25%. A 50 basis point increase in our estimated discount rates would not have resulted in any additional reporting units failing step one.

Determining whether an impairment of indefinite lived intangible assets has occurred requires an analysis of the fair value of each of the related tradenames. However, if our estimates of the valuations of our tradenames prove to be inaccurate, an impairment charge could be necessary in future periods.

Our annual impairment analysis for trade names utilizes a relief-from-royalty method in which the hypothetical benefits of owning each respective trade name are valued by discounting hypothetical royalty revenue over projected revenues covered by the trade names. We utilized royalty rates of 1.3% to 5.0% for the use of the subject trade names based on comparable market rates, the profitability of the product employing the trade name, and qualitative factors, such as the strength of the name and years in usage. We utilized a discount rate of 11.25%, which was based on the weighted average cost of capital for the respective business plus a premium to account for the relative risks of the subject trade name.

In order to evaluate the sensitivity of the fair value calculations for all of our indefinite-lived trade names, we applied hypothetical 5% and 10% decreases to the estimated fair value of our trade names. Such hypothetical decreases in fair value could be due to changes in discount rates and/or assumed royalty rates. These hypothetical 5% and 10% decreases in estimated fair value would not have resulted in an impairment of any of our identifiable indefinite-lived trade names other than our ColorGraphics trade name, which has a carrying amount of $18.8 million. The hypothetical estimated fair value for our ColorGraphics trade name would not have exceeded its carrying amount by approximately $0.5 million at a 10% decrease to its estimated fair value.

Self-Insurance Reserves. We are self-insured for the majority of our workers' compensation costs and health insurance costs, subject to specific retention levels. We rely on claims experience and the advice of consulting actuaries and administrators in determining an adequate liability for self-insurance claims. While we believe that the estimates of our self-insurance liabilities are reasonable, significant differences in our experience or a significant change in any of our assumptions could materially affect the amount of workers' compensation and healthcare expenses we record on an annual basis.

Our self-insurance workers' compensation liability is estimated based on reserves for claims that are established by a third-party administrator. The estimate of these reserves is adjusted from time to time to reflect the estimated future development of the claims. Our liability for workers' compensation claims is the estimated total cost of the claims on a fully-developed and discounted basis that considers anticipated payment patterns. As of the years ended 2010 and 2009, the undiscounted liability was $14.1 million and $13.7 million, respectively, and the discounted liability was $12.1 million and $11.8 million, respectively, using a 4% discount rate.

Our self-insured healthcare liability represents our estimate of claims that have been incurred but not reported as of the years ended 2010 and 2009. We rely on claims experience and the advice of consulting actuaries to determine an adequate liability for self-insured plans. This liability was $5.7 million as of the years ended 2010 and 2009, respectively, and was estimated based on an analysis of actuarial completion factors that estimated incurred but unreported liabilities derived from the historical claims experience. The estimate of our liability for employee healthcare represents between 45 and 50 days of unreported claims.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Since a significant portion of our products are customer specific, it is common for our customers to inspect the quality of the product at our facilities prior to shipment. Products shipped are not subject to contractual right of return provisions.

We record sales net of applicable sales tax and freight costs that are included in the price of the product are included in net sales while the costs of delivering finished goods to customers are recorded as freight costs and included in cost of sales.

Accounting for Income Taxes. We are required to estimate our income taxes in each jurisdiction in which we operate, which primarily includes the United States, Canada and India. This process involves estimating our actual current tax expense, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded an expense in our consolidated financial statements. Deferred tax liabilities generally represent tax items that have been deducted for tax purposes, but have not yet been recorded as an expense in our consolidated financial statements. As of the years ended 2010 and 2009, we had net deferred tax assets of $50.3 million and $18.0 million, respectively, from our United States operations. The change in United States net deferred taxes is primarily due to an increase in our tax loss carryforward that can be used to offset taxable income in future years as well as the deferred tax benefit recorded in connection with our goodwill and intangible impairment charges. As of the years ended 2010 and 2009 we had foreign net deferred tax liabilities of $2.1 million and $1.2 million, respectively.

We assess the recoverability of our deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criteria under ASC 740, *Income Taxes,* record a valuation allowance against our deferred tax assets. We consider all positive and negative evidence in evaluating our ability to realize our net deferred tax assets, including our operating results, ongoing tax planning, and forecast of future taxable income, on a jurisdiction by jurisdiction basis. Significant judgment is required with respect to the determination of whether or not a valuation allowance is required for certain of our deferred tax assets. We considered the fact that we have reported a cumulative loss in recent years, which generally provides negative evidence regarding the realizability of deferred tax assets. However, such cumulative losses mainly resulted from the goodwill impairment and restructuring related charges recorded over the last three years. A substantial majority of the goodwill impairment charges had no impact on taxable income as these charges primarily are non-deductible. We performed an analysis of the recoverability of our net deferred tax assets as of January 1, 2011. Deferred tax assets related to certain state net operating losses and foreign tax credit carryforwards did not reach the "more likely than not" realizability criteria and accordingly, were subject to a valuation allowance. During 2010, our valuation allowance was reduced by $0.4 million, consisting of a reduction related to our state net operating loss carryforwards. We analyzed the remaining net deferred tax assets using all positive and negative evidence to determine whether we met the "more likely than not" recognition criteria. We believe that such remaining net deferred tax assets were "more likely than not" realizable based primarily on the weight of positive evidence provided by our tax planning strategies and projected future taxable income, including restructuring related charges and our historical results of operations (excluding impairment charges related to non-deductible goodwill). However, in the circumstance that the financial projections are not achieved, our ability to realize these net deferred tax assets may be significantly impacted.

We recognize a tax position in our consolidated financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. This recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Although we believe that our estimates are reasonable, the final outcome of uncertain tax positions may be materially different from that which is reflected in our consolidated financial statements. We adjust such reserves upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement or upon the expiration of the statute of limitations, in the period in which such event occurs. During 2010, we reduced our liabilities for uncertain tax positions by $10.7 million as a result of the expiration of certain statutes of limitations. Additionally, during 2009, we reduced our liabilities for uncertain tax positions by $12.1 million as a result of the expiration of certain statutes of limitations.

Pension and Other Postretirement Benefit Plans. We record annual amounts relating to our pension and other postretirement benefit plans based on calculations which include various actuarial assumptions including discount rates, anticipated rates of return, compensation increases and current expected mortality rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on our consolidated balance sheet, but are generally amortized into our consolidated statement of operations over future periods, with the deferred amount recorded in accumulated other comprehensive loss. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on our experience, market conditions and input from our actuaries and investment advisors. We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on the Citigroup Pension Liability Index as of our respective year end dates. The weighted-average discount rate for pension and other postretirement benefits was 5.25% and 5.75% for the years ended 2010 and 2009, respectively. A one percentage point decrease in the discount rates at year end 2010 would increase the pension and other postretirement plans' projected benefit obligation by approximately $35.2 million. A one percentage point increase in the discount rates at the year ended 2010 would decrease the pension and other postretirement plans' projected benefit obligation by approximately $29.0 million.

Our investment objective is to maximize the long-term return on the pension plan assets within prudent levels of risk. Investments are primarily diversified with a blend of equity securities, fixed income securities and alternative investments. Equity investments are diversified by including United States and non-United States stocks, growth stocks, value stocks and stocks of large and small companies. Fixed income securities are primarily United States governmental and corporate bonds, including mutual funds. Alternative investments are primarily private equity hedge funds and hedge fund-of-funds. We consult with our financial advisors on a regular basis regarding our investment objectives and asset performance.

New Accounting Pronouncements

We are required to adopt certain new accounting pronouncements. See Note 1 to our consolidated financial statements.

Commitments and Contingencies

Our business and operations are subject to a number of significant risks, the most of which are summarized in Note 13 to our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks such as changes in interest and foreign currency exchange rates, which may adversely affect results of operations and financial position. Risks from interest rate fluctuations and changes in foreign currency exchange rates are managed through normal operating and financing activities.

As of the years ended 2010 and 2009, we had $200.0 million and $500.0 million, respectively, of interest rate swaps. Our hedges of interest rate risk were designated and documented at inception as cash flow hedges and are evaluated for effectiveness at least quarterly. Historically, we have not utilized derivatives for speculative purposes; however, as a result of the 2010 Refinancing and the issuance of the 2010 Credit Facilities, all of our remaining interest rate swaps have been de-designated from hedge accounting. As of the year ended 2010, we have $200.0 million of de-designated interest rate swap agreements that have not yet been terminated, although we may elect to early terminate these specific interest rate swap agreements prior to their scheduled maturities, of which $125.0 million of these interest rate swaps will mature in the first quarter of 2011 with the remaining $75.0 million will mature in the second quarter of 2011. As of the year ended 2010, we had variable rate debt outstanding of $180.6 million, after considering our interest rate swaps. In addition, our Term Loan B is subject to a LIBOR floor of 1.5%, as such, a change of 1% to current LIBOR rates would not have a significant impact to our interest expense.

Our changes in foreign currency exchange rates are managed through normal operating and financing activities. We have foreign operations, primarily in Canada and India, and thus are exposed to market risk for changes in foreign currency exchange rates. For the year ended 2010, a uniform 10% strengthening of the United States dollar relative to the local currency of our foreign operations would have resulted in a decrease in sales and operating income of approximately $10.3 million and $1.4 million, respectively. The effects of foreign currency exchange rates on future results would also be impacted by changes in sales levels or local currency prices.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Cenveo, Inc.

We have audited the accompanying consolidated balance sheets of Cenveo, Inc. and Subsidiaries (the "Company") as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for each of the three fiscal years in the period ended January 1, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cenveo, Inc. and Subsidiaries as of January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cenveo, Inc. and Subsidiaries' internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 2, 2011 expressed an unqualified opinion thereon.

Grant Thornton LLP

GRANT THORNTON LLP
Melville, New York
March 2, 2011

(in thousands, except par values)	As of the Years Ended 2010	2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 49,756**	$ 10,796
Accounts receivable, net	**263,364**	268,563
Inventories	**149,151**	145,228
Prepaid and other current assets	**66,135**	64,843
Total current assets	**528,406**	489,430
Property, plant and equipment, net	**347,921**	387,879
Goodwill	**209,161**	319,756
Other intangible assets, net	**246,424**	295,418
Other assets, net	**65,818**	33,290
Total assets	**$1,397,730**	$1,525,773
Liabilities and Shareholders' Deficit		
Current liabilities:		
Current maturities of long-term debt	**$ 10,098**	$ 15,057
Accounts Payable	**166,468**	183,940
Accrued compensation and related liabilities	**30,672**	29,841
Other current liabilities	**98,471**	98,079
Total current liabilities	**305,709**	326,917
Long-term debt	**1,283,905**	1,218,860
Other liabilities	**149,447**	156,506
Commitments and contingencies		
Shareholders' deficit:		
Preferred stock, $0.01 par value; 25 shares authorized, no shares issued	**—**	—
Common stock, $0.01 par value; 100,000 shares authorized, 62,727 and 62,033 shares issued and outstanding as of the years ended 2010 and 2009, respectively	**627**	620
Paid-in capital	**342,607**	331,051
Retained deficit	**(664,282)**	(477,905)
Accumulated other comprehensive loss	**(20,283)**	(30,276)
Total shareholders' deficit	**(341,331)**	(176,510)
Total liabilities and shareholders' deficit	**$1,397,730**	$1,525,773

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)	For the Years Ended 2010	2009	2008
Net sales	**$1,814,716**	$1,714,631	$2,098,694
Cost of sales	**1,468,615**	1,394,778	1,671,185
Selling, general and administrative expenses	**212,170**	209,578	242,981
Amortization of intangible assets	**11,541**	10,053	9,008
Restructuring, impairment and other charges	**226,150**	68,034	399,066
Operating income (loss)	**(103,760)**	32,188	(223,546)
Interest expense, net	**121,037**	106,063	107,321
(Gain) loss on early extinguishment of debt	**9,592**	(16,917)	(14,642)
Other (income) expense, net	**2,327**	(1,368)	(637)
Income (loss) from continuing operations before income taxes	**(236,716)**	(55,590)	(315,588)
Income tax (benefit) expense	**(47,661)**	(15,753)	(18,612)
Income (loss) from continuing operations	**(189,055)**	(39,837)	(296,976)
Income (loss) from discontinued operations, net of taxes	**2,678**	8,898	(1,051)
Net income (loss)	**$ (186,377)**	$ (30,939)	$ (298,027)
Income (loss) per share—basic and diluted:			
Continuing operations	**$ (3.03)**	$ (0.70)	$ (5.51)
Discontinued operations	**0.04**	0.16	(0.02)
Net income (loss)	**$ (2.99)**	$ (0.54)	$ (5.53)
Weighted average shares:			
Basic and Diluted	**62,382**	56,787	53,904

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	2010	2009	2008
		For the Years Ended	
Cash flows from operating activities:			
Net loss	**$(186,377)**	$(30,939)	$(298,027)
Adjustments to reconcile net loss to net cash provided by operating activities:			
(Income) loss from discontinued operations, net of taxes	**(2,678)**	(8,898)	1,051
Depreciation	**55,255**	56,350	65,001
Amortization of other intangible assets	**11,541**	10,053	9,008
Non-cash interest expense, net	**4,716**	2,304	1,773
Deferred income taxes	**(49,646)**	(17,573)	(24,287)
Non-cash taxes	**(4,001)**	—	—
Non-cash restructuring, impairment and other charges, net	**201,781**	32,204	378,688
(Gain) loss on early extinguishment of debt	**9,592**	(16,917)	(14,642)
Provisions for bad debts	**5,319**	5,428	4,660
Provisions for inventory obsolescence	**3,958**	3,895	902
Stock-based compensation provision	**10,853**	14,274	18,140
(Gain) loss on sale of assets	**81**	(5,006)	(4,364)
Other non-cash charges, net	**—**	—	3,350
Changes in operating assets and liabilities, excluding the effects of acquired businesses:			
Accounts receivable	**5,772**	21,620	70,376
Inventories	**(5,801)**	33,075	5,198
Accounts payable and accrued compensation and related liabilities	**(19,590)**	(19,672)	(2,928)
Other working capital changes	**15,498**	(3,110)	1,454
Other, net	**2,313**	(5,036)	(5,505)
Net cash provided by operating activities	**58,586**	72,052	209,848
Cash flows from investing activities:			
Cost of business acquisitions, net of cash acquired	**(40,545)**	(3,189)	(47,412)
Capital expenditures	**(19,031)**	(25,227)	(49,243)
Proceeds from sale of property, plant and equipment	**3,539**	14,619	18,258
Acquisition payments	**—**	—	(3,653)
Proceeds from sale of investment	**—**	4,032	—
Net cash used in investing activities	**(56,037)**	(9,765)	(82,050)
Cash flows from financing activities:			
Proceeds from issuance of 8⅞% senior second lien notes	**397,204**	—	—
Proceeds from issuance of Term Loan B	**376,200**	—	—
Proceeds from exercise of stock options	**1,030**	539	1,876
Repayments of Term Loans	**(683,306)**	(24,594)	(7,200)
Payment of refinancing fees and expenses and debt issuance costs	**(23,154)**	(7,296)	(5,297)
(Repayment) borrowings under revolving credit facility, net	**(22,500)**	14,500	(83,200)
Repayments of other long-term debt	**(7,635)**	(12,178)	(18,933)
Purchase and retirement of common stock upon vesting of RSUs	**(1,597)**	(2,050)	(1,054)
Repayment of 8⅜% senior subordinated notes	**—**	(23,024)	(19,567)
Repayment of 7⅞% senior subordinated notes	**—**	(4,295)	(10,561)
Repayment of 10½% senior notes	**—**	(3,250)	—
Payment of repurchase fees, redemption premiums and expenses	**—**	(94)	(130)
Repayment of senior unsecured loan	**—**	—	(175,000)
Tax (liability) asset from stock-based compensation	**—**	—	(1,377)
Proceeds from issuance of 10½% senior notes	**—**	—	175,000
Proceeds from issuance of other long-term debt	**—**	—	12,927
Net cash provided by (used in) financing activities	**36,242**	(61,742)	(132,516)
Effect of exchange rate changes on cash and cash equivalents	**169**	(193)	(720)
Net increase (decrease) in cash and cash equivalents	**38,960**	352	(5,438)
Cash and cash equivalents at beginning of year	**10,796**	10,444	15,882
Cash and cash equivalents at end of year	**$ 49,756**	$ 10,796	$ 10,444

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

(in thousands)	Common Stock		Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity (Deficit)
	Shares	Amount				
Balance as of the year ended 2007	53,700	$ 537	$ 254,241	$ (148,939)	$ (6,513)	$ 99,326
Comprehensive income (loss):						
Net loss				(298,027)		(298,027)
Other comprehensive income (loss):						
Pension liability adjustment, net of tax benefit of $14,586					(22,614)	(22,614)
Unrealized loss on cash flow hedges, net of tax benefit of $5,115					(7,731)	(7,731)
Currency translation adjustment					(8,508)	(8,508)
Reclassifications of currency translation adjustment to earnings resulting from goodwill impairment charges					(986)	(986)
Other comprehensive loss						(39,839)
Total comprehensive loss						(337,866)
Exercise of stock options	545	5	1,871			1,876
Purchase and retirement of common stock upon vesting of RSUs			(1,054)			(1,054)
Amortization of stock based compensation			18,140			18,140
Excess tax benefit from stock based compensation			(1,377)			(1,377)
Balance as of the year ended 2008	54,245	542	271,821	(446,966)	(46,352)	(220,955)
Comprehensive income (loss):						
Net loss				(30,939)		(30,939)
Other comprehensive income (loss):						
Pension liability adjustment, net of tax expense of $2,704					4,618	4,618
Unrealized gain on cash flow hedges, net of tax expense of $4,666					7,020	7,020
Currency translation adjustment					4,438	4,438
Other comprehensive income						16,076
Total comprehensive loss						(14,863)
Exercise of stock options	732	7	532			539
Common stock issued in connection with Nashua Corporation acquisition	7,056	71	46,474			46,545
Purchase and retirement of common stock upon vesting of RSUs			(2,050)			(2,050)
Amortization of stock based compensation			14,274			14,274
Balance as of the year ended 2009	62,033	620	331,051	(477,905)	(30,276)	(176,510)
Comprehensive income (loss):						
Net loss				**(186,377)**		**(186,377)**
Other comprehensive income (loss):						
Pension liability adjustment, net of tax benefit of $1,718					**(2,698)**	**(2,698)**
Unrealized gain on cash flow hedges, net of tax expense of $5,650					**9,690**	**9,690**
Currency translation adjustment					**3,001**	**3,001**
Other comprehensive income						**9,993**
Total comprehensive loss						**(176,384)**
Exercise of stock options	**694**	**7**	**1,023**			**1,030**
Purchase and retirement of common stock upon vesting of RSUs			**(1,597)**			**(1,597)**
Amortization of stock based compensation			**12,130**			**12,130**
Balance as of the year ended 2010	**62,727**	**$627**	**$342,607**	**$(664,282)**	**$(20,283)**	**$(341,331)**

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include the results of Cenveo Inc. and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany transactions have been eliminated.

Cenveo, Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Cenveo") are engaged in the printing and manufacturing of envelopes, business forms and labels and commercial printing. The Company is headquartered in Stamford, Connecticut, is organized under Colorado law, and its common stock is traded on the New York Stock Exchange under the symbol "CVO". The Company operates a global network of strategically located printing and manufacturing, fulfillment and distribution facilities, serving a diverse base of over 100,000 customers. The Company's operations are primarily based in North America, Latin America and Asia.

The Company's reporting periods for 2010, 2009 and 2008 in this report consist of 52, 52 and 53 week periods, respectively, ending on the Saturday closest to the last day of the calendar month, and ended on January 1, 2011, January 2, 2010, and January 3, 2009, respectively. Such periods are referred to herein as (i) "as of the year ended 2010", "the year ended 2010" or "2010", (ii) "as of the year ended 2009", "the year ended 2009" or "2009" and (iii) "as of the year ended 2008", "the year ended 2008" or "2008". All references to years and year-ends herein relate to fiscal years rather than calendar years.

The Company acquired Impaxx, Inc., the sole owner of CMS Gilbreth Packaging Solutions, Inc. ("Gilbreth"), in the fourth quarter of 2010, Glyph International and its subsidiaries ("Glyph") in the second quarter of 2010 and Clixx Direct Marketing Services Inc. ("Clixx") in the first quarter of 2010. The Company's results for the year ended 2010 include the operating results of these acquisitions subsequent to their respective acquisition dates. The Company acquired Nashua Corporation ("Nashua") in the third quarter of 2009. The Company's results for the year ended 2009 include the operating results of Nashua subsequent to its acquisition date. The Company acquired Rex Corporation and its manufacturing facility ("Rex") in the second quarter of 2008. The Company's results for the year ended 2008 include the operating results of Rex subsequent to its acquisition date.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are used for, but not limited to, establishing the allowance for doubtful accounts, purchase price allocation, depreciation and amortization lives, asset impairment evaluations, tax assets and liabilities, self-insurance accruals, stock-based compensation and other contingencies. Actual results could differ from estimates.

Fair Value Measurements. Certain assets and liabilities of the Company are required to be recorded at fair value. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values due to their short-term nature. The Company also has other assets or liabilities that it records at fair value, such as its interest rate swap contracts, pension and other postretirement plan assets and liabilities, long-lived assets held and used, long-lived assets held for sale, goodwill and other intangible assets. The three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants.

Cash and Cash Equivalents. Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable. Trade accounts receivable are stated net of allowances for doubtful accounts. Specific customer provisions are made when a review of significant outstanding amounts, customer creditworthiness and current economic trends indicate that collection is doubtful. In addition, provisions are made at differing amounts, based upon the balance and age of the receivable and the Company's historical collection experience. Trade accounts are charged off against the allowance for doubtful accounts or expense when it is probable the accounts will not be recovered. As of the years ended 2010 and 2009, accounts receivable were reduced by an allowance for doubtful accounts of $6.6 million and $7.6 million, respectively.

Transactions affecting the allowance for doubtful accounts were as follows.

	For The Years Ended		
(in thousands)	**2010**	2009	2008
Balance at beginning of year	**$ 7,639**	$ 6,016	$ 9,911
Charged to expense	**5,319**	5,428	4,660
Write-offs, recoveries and other	**(6,353)**	(3,805)	(8,555)
Balance at end of year	**$ 6,605**	$ 7,639	$ 6,016

Inventories. Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out or average cost basis. Cost includes materials, labor and overhead related to the purchase and production of inventories.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided using the straight-line method generally based on the estimated useful lives of 15 to 45 years for buildings and building improvements, 10 to 15 years for machinery and equipment and three to 10 years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. When an asset is retired or otherwise disposed of, the related gross cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures that increase the capacity, efficiency or useful lives of existing assets are capitalized.

Computer Software. The Company develops and purchases software for internal use. Software development costs incurred during the application development stage are capitalized. Once the software has been installed and tested and is ready for use, additional costs incurred in connection with the software are expensed as incurred. Capitalized computer software costs are amortized over the estimated useful life of the software, generally between three and seven years. Net computer software costs included in property, plant and equipment were $2.5 million and $3.3 million as of the years ended 2010 and 2009, respectively.

Debt Issuance Costs. Direct expenses such as legal, accounting and underwriting fees incurred to issue, extend or amend debt are included in other assets, net. Debt issuance costs were $20.3 million and $10.5 million as of the year end 2010 and 2009, respectively, net of accumulated amortization, and are amortized to interest expense over the term of the related debt. On December 21, 2010, the Company, entered into a new $530 million senior secured credit facility consisting of a $150 million four-year revolving credit facility ("2010 Revolving Credit Facility") and a $380 million six-year Term B loan ("Term Loan B" and, collectively with the 2010 Revolving Credit Facility, the "2010 Credit Facilities"). Simultaneously, the Company used the proceeds from the 2010 Credit Facilities together with cash on hand to extinguish its previous term loans and delayed-draw term loans due 2013 ("Term Loans") and the revolving credit facility due 2012 ("2006 Revolving Credit Facility" and collectively with the Term Loans, the "Amended Credit Facilities"), accrued interest thereon and to pay certain fees and expenses incurred in connection with this transaction. As a result, the Company capitalized $5.3 million related to fees paid to consenting lenders and expenses paid to third parties and wrote-off previously unamortized debt issuance costs of $2.2 million. On February 5, 2010 the Company issued $400 million of 8⅞% senior second lien notes due 2018 ("8⅞% Notes") and used the net proceeds to pay down the Amended Credit Facilities. The Company capitalized $2.1 million related to fees paid to consenting lenders and expenses paid to third parties and wrote-off previously unamortized debt issuance costs of $1.1 million. In connection with the issuance of the 8⅞% Notes, the Company capitalized $9.4 million related to fees paid to consenting lenders and expenses paid to third parties.

Interest expense includes the amortization of debt issuance costs of $4.2 million, $2.4 million and $2.1 million in 2010, 2009 and 2008, respectively.

Goodwill and Other Intangible Assets. Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired. Goodwill is not amortized. Goodwill is subject to an annual impairment test and is reviewed annually as of the beginning of December to determine if there is an impairment or more frequently if an indication of possible impairment exists (Level 3). In 2010, the Company recorded a non-cash, impairment charge to write-off goodwill of $132.2 million related to its Publisher Services Group ("PSG") reporting unit, which is part of the Company's commercial printing segment. In 2008, the Company recorded non-cash impairment charges to write-off goodwill of $204.4 million and $168.4 million related to its commercial print and envelope reporting units, respectively. No impairment charges for goodwill were recorded in 2009.

Other intangible assets consist primarily of customer relationships and trademarks. Other intangible assets primarily arise from the purchase price allocations of businesses acquired. Intangible assets with determinable lives are amortized on a straight-line basis over the estimated useful life assigned to these assets. Intangible assets that are expected to generate cash flows indefinitely are not amortized, but are evaluated for impairment similar to goodwill (Level 3). In 2010, the Company recorded a non-cash, impairment charge of $22.0 million related to an indefinite lived tradename in its PSG reporting unit, which is part of the Company's commercial printing segment. No impairment charges for other intangible assets were recorded in 2009 or 2008.

Long-Lived Assets. Long-lived assets, including property, plant and equipment, and intangible assets with determinable lives, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. An impairment is assessed if the undiscounted expected future cash flows generated from an asset are less than its carrying amount. Impairment losses are recognized for the amount by which the carrying value of an asset exceeds its fair value (Level 2 and 3). The estimated useful lives of all long-lived assets are periodically reviewed and revised if necessary. In 2010, the Company recorded a non-cash, impairment charge of $27.2 million related to customer relationships in its PSG reporting unit, which is part of the Company's commercial printing segment.

Self-Insurance. The Company is self-insured for the majority of its workers' compensation costs and health insurance costs, subject to specific retention levels. The Company records its liability for workers' compensation claims on a fully-developed basis. The Company's liability for health insurance claims includes an estimate for claims incurred but not reported. As of the years ended 2010 and 2009, the (i) undiscounted worker's compensation liability was $14.1 million and $13.7 million, respectively, and the discounted liability was $12.1 million and $11.8 million, respectively, using a 4% discount rate and (ii) healthcare liability was $5.7 million and $5.7 million, respectively.

Pension and Postretirement Plans. The Company records expense relating to its pension and other postretirement plans based on actuarial calculations. The inputs for these estimates mainly include discount rates, anticipated mortality rates, assumed rates of return and compensation increases. The Company reviews its actuarial assumptions on an annual basis and modifies the assumptions based on current anticipated rates. The effect of modifications on the value of plan obligations and assets is recognized in accumulated other comprehensive loss and is recognized in the statement of operations over future periods.

Financial Instruments. The Company uses derivative financial instruments to hedge exposures to interest rate fluctuations by balancing its exposure to fixed and variable interest rates. The implied gains and losses associated with interest rate swaps offset changes in interest rates. All derivatives in effect as of the year ended 2010 are included in other current liabilities at their respective fair values with unrealized losses included in accumulated other comprehensive loss in shareholders' deficit, net of applicable income taxes. At inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective for undertaking the hedge. In addition, the Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of ineffectiveness, if any, is recognized in the statement of operations.

Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Since a significant portion of the Company's products are customer specific, it is common for customers to inspect the quality of the product at the Company's facility prior to its shipment. Products shipped are not subject to contractual right of return provisions.

Sales Tax. The Company records sales net of applicable sales tax.

Freight Costs. The costs of delivering finished goods to customers are recorded as freight costs and included in cost of sales. Freight costs that are either billed separately to the customer or included in the price of the product are included in net sales.

Advertising Costs. All advertising costs are expensed as incurred. Advertising costs were $2.8 million, $2.7 million, and $2.6 million for 2010, 2009 and 2008, respectively.

Foreign Currency Translation. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the United States dollar are translated at year-end exchange rates. The effects of translation are included in accumulated other comprehensive loss in shareholders' deficit. Income and expense items and gains and losses are translated at the average monthly rate. Foreign currency transaction gains and losses are recorded in other (income) expense, net.

Stock-Based Compensation. The Company uses the fair value method of accounting for stock-based compensation. The Company uses the Black-Scholes-Merton option-pricing model ("Black-Scholes") to measure fair value of these stock option awards. The Black-Scholes model requires us to make significant judgments regarding the assumptions used within the model, the most significant of which are the stock price volatility assumption, the expected life of the option award, the risk-free rate of return and dividends during the expected term. The Company recognizes stock compensation expense for share-based awards expected to vest on a straight-line basis over the requisite service period of the award based on their grant date fair value.

Income Taxes. Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying statutory tax rates in effect for the year during which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized (Level 3).

The Company recognizes a tax position in its consolidated financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. This recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Although the Company believes that its estimates are reasonable, the final outcome of uncertain tax positions may be materially different from that which is recognized in its consolidated financial statements. The Company adjusts such reserves upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement or upon the expiration of the statute of limitations, in the period in which such event occurs.

New Accounting Pronouncements. Effective January 3, 2010, the Company adopted the accounting pronouncement related to the measurement of liabilities at fair value. The guidance provides clarification for circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair value principles. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

Effective January 3, 2010, the Company adopted the accounting pronouncement which amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence, vendor objective evidence or third-party evidence is unavailable. Full retrospective application of the new guidance is optional. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In January 2010, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement that provides for certain disclosures relating to fair value measurements. This pronouncement requires additional disclosures regarding transfers between Levels 1, 2 and 3 of the fair value hierarchy of this pronouncement as well as a more detailed reconciliation of recurring Level 3 measurements. Certain disclosure requirements of this pronouncement were effective and adopted by the Company in the first quarter of 2010. The remaining disclosure requirements of this pronouncement will be effective for the Company's first quarter in 2011. The adoption of this pronouncement did not have and is not expected to have a material impact on the Company's financial statements.

In February 2010, the FASB issued an accounting pronouncement that provides additional guidance on disclosure requirements pertaining to subsequent events. This pronouncement amends the subsequent events topic by no longer requiring an SEC filer to disclose the date through which subsequent events have been evaluated. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

2. Acquisitions

The Company accounts for business combinations under the provisions of the Business Combination Topic of the FASB Accounting Standards Codification ("ASC") 805 ("ASC 805"). Accordingly, the assets and liabilities of the acquired businesses have been recorded at their estimated fair value on the acquisition date with the excess of the purchase price over their estimated fair value recorded as goodwill.

Acquisition-related costs included in selling, general and administrative expenses of the Company's consolidated statement of operations were $5.1 million, $2.9 million and $1.4 million for the years ended 2010, 2009 and 2008, respectively.

2010

Gilbreth

On November 29, 2010 the Company acquired the common stock of Gilbreth, which had annual sales of approximately $17.0 million prior to its acquisition by the Company. This acquisition expands the Company's packaging platform to include shrink sleeve printing. Gilbreth focuses on manufacturing full body shrink sleeves and tamper evident neck bands, mainly in the food and beverage, pharmaceutical and neutraceutical markets. The total purchase price was approximately $19.0 million. The Gilbreth acquisition preliminarily resulted in $5.6 million of goodwill, none of which is deductible for income tax purposes, and which was assigned entirely to the Company's commercial printing segment. The acquired identifiable assets relate to: (i) the Gilbreth tradename of $3.9 million, which is being amortized over its estimated useful life of 20 years and (ii) customer relationships of $3.1 million, which are being amortized over their estimated weighted average useful lives of 15 years.

Gilbreth's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from November 29, 2010 and are not included in 2009 or 2008. Pro-forma results for the year ended 2009, assuming the acquisition of Gilbreth had been made on January 4, 2009, have not been presented since the effect would not be material.

Glyph

On May 31, 2010, the Company acquired all of the common stock of Glyph, which had annual sales of approximately $9.0 million prior to its acquisition by the Company. Glyph is a leading provider of content solutions to publishers with operations in Bangalore and New Delhi, India and was acquired to further enhance the Company's content management operations. Glyph specializes in full suite content production, from project management through editorial, composition, artwork, and XML creation. The total purchase price was $15.1 million, net of cash acquired of $2.3 million and was allocated to the tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Glyph acquisition resulted in $9.5 million of goodwill, none of which is deductible for income tax purposes, and which was assigned entirely to the Company's commercial printing segment. The acquired identifiable intangible assets relate to: (i) customer relationships of $3.1 million, which are being amortized over their weighted average useful lives of seven years, and (ii) tradenames of $0.4 million, which are being amortized over their weighted average useful life of four years.

Glyph's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from June 1, 2010 and are not included in 2009 or 2008. Pro-forma results for the year ended 2009, assuming the acquisition of Glyph had been made on January 4, 2009, have not been presented since the effect would not be material.

Clixx

On February 11, 2010, the Company acquired the assets of Clixx, which had annual sales of approximately $16.7 million prior to its acquisition by the Company. The acquisition of Clixx allows the Company's Canadian operations an opportunity to provide certain customers with end-of-production capabilities. The total purchase price was allocated to the tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Clixx acquisition resulted in $5.3 million of goodwill, all of which is deductible for income tax purposes, and was assigned entirely to the Company's commercial printing segment. The acquired identifiable intangible asset relates to customer relationships of $1.3 million, which are being amortized over their weighted average useful lives of nine years.

Clixx's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from February 11, 2010 and are not included in 2009 or 2008. Pro-forma results for the year ended 2010, assuming the acquisition of Clixx had been made on January 4, 2009, have not been presented since the effect would not be material.

2009

Nashua

On September 15, 2009, the Company acquired all of the common stock of Nashua. Nashua, founded in 1854, is a manufacturer, converter and marketer of labels and specialty papers whose primary products include pressure-sensitive labels, tags, transaction and financial receipts, thermal and other coated papers, and wide-format papers. The Company believes that Nashua further strengthens its position in the pharmaceutical labels market, while giving it access to new shelf label market customers. Under the terms of acquisition, each share of Nashua common stock was converted into the right to receive (i) $0.75 per share in cash, without interest, and (ii) 1.265 shares of Cenveo common stock. The total consideration in connection with the Nashua acquisition, net of cash acquired of $1.0 million, was $49.7 million, which is comprised of cash consideration of $4.2 million and non-cash consideration of $45.5 million, primarily relating to the issuance of 7.1 million shares of Cenveo common stock, which closed on the New York Stock Exchange at $6.53 on September 15, 2009. The total purchase price was allocated to the tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Nashua acquisition resulted in $9.2 million of goodwill, none of which is deductible for income tax purposes, and which was assigned entirely to the Company's envelopes, forms and labels segment. The Company believes goodwill primarily relates to the expansion of the Company's product offerings and use of the Company's existing product offerings by acquired customers, anticipated synergies and acquired workforce. The acquired identifiable intangible assets, aggregating $29.6 million, include: (i) the Nashua trademark of $16.0 million, which has been assigned an indefinite useful life due to the Company's intention to continue using the Nashua name, the long operating history of Nashua and its existing customer base, (ii) customer relationships of $13.0 million, which are being amortized over their estimated weighted average useful lives of seven years; and (iii) a royalty agreement of $0.6 million, which is being amortized over the contract life of nine years.

Purchase Price Allocation

The following table summarizes the allocation of the purchase price of Nashua to the assets acquired and liabilities assumed in the acquisition:

(in thousands)	As of September 15, 2009
Accounts receivable, net	$ 24,056
Other current assets	28,999
Property, plant and equipment	27,985
Goodwill	9,218
Other intangible assets	29,600
Other assets	2,944
Total assets acquired	122,802
Current liabilities, excluding current maturities of long-term debt	25,990
Current maturities of long-term debt	2,800
Other liabilities	43,350
Total liabilities assumed	72,140
Net assets acquired	50,662
Less cash acquired	(1,001)
Cost of Nashua acquisition, net of cash acquired	$ 49,661

The fair values of property, plant and equipment, goodwill and intangible assets associated with the Nashua acquisition were determined to be Level 3 under the fair value hierarchy. Property, plant and equipment values were estimated based on discussions with machinery and equipment brokers, internal expertise related to the equipment and current marketplace conditions. Intangible asset values, including the Nashua tradename and customer relationships, were estimated based on future cash flows, customer attrition rates, as applicable, discounted using an estimated weighted-average cost of capital.

Nashua's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from September 15, 2009 and are not included in 2008. Net sales of $239.5 million and $73.3 million are included in the Company's consolidated statement of operations for 2010 and 2009, respectively.

Unaudited Pro Forma Operating Data

The following supplemental pro forma consolidated summary operating data of the Company for 2009 presented herein has been prepared by adjusting the historical data as set forth in its consolidated statements of operations to give effect to the Nashua acquisition as if it had been consummated as of the beginning of fiscal year 2009:

(in thousands, except per share amounts)	Year Ended 2009	
	As Reported	Pro Forma
Net sales	$1,714,631	$1,887,748
Operating income	32,188	31,347
Loss from continuing operations	(39,837)	(40,673)
Net loss	(30,939)	(31,775)
Loss per share – basic and diluted:		
Continuing operations	$ (0.70)	$ (0.66)
Net loss	$ (0.54)	$ (0.51)
Weighted average shares:		
Basic and diluted	56,787	61,730

The pro forma information is presented for comparative purposes only and does not purport to be indicative of the Company's actual consolidated results of operations had the Nashua acquisition actually been consummated as of the beginning of each of the respective periods noted above, or of the Company's expected future results of operations.

2008

Rex

On March 31, 2008, the Company acquired all of the common stock of Rex. Rex was an independent manufacturer of premium and high-quality packaging solutions, with annual sales of approximately $40 million prior to its acquisition by the Company. The total cash consideration in connection with the Rex acquisition, excluding assumed debt of approximately $7.4 million, was approximately $43.1 million, including approximately $1.0 million of related expenses. The Rex acquisition resulted in $8.3 million of goodwill, all of which is deductible for income tax purposes, and which was assigned entirely to the Company's commercial printing segment. The acquired identifiable intangible assets, aggregating $13.8 million, include: (i) the Rex trademark of $9.3 million, which has been assigned an indefinite useful life due to the Company's intention to continue using the Rex name, Rex's long operating history and existing customer base, and (ii) customer relationships of $4.5 million, which are being amortized over their estimated weighted average useful lives of 13 years.

Rex's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from March 31, 2008.

Subsequent Event

On February 1, 2011, the Company acquired the assets of MeadWestvaco's Envelope Product Group ("EPG"). EPG manufactures and distributes envelope products for the billing, financial and direct mail markets and has approximately 900 employees in the United States. The combined companies will form the largest envelope company in North America. The total purchase price is currently estimated to be approximately $55 million, subject to a customary post closing working capital provision. Prior to the acquisition by the Company, EPG had annual sales of approximately $240 million. EPG's results of operations and cash flows will be included in the Company's consolidated statements of operations and cash flows from February 1, 2011 and are not included in 2010, 2009 or 2008. EPG will be assigned to the Company's envelopes, forms and labels segment. The Company is currently determining its preliminary allocation of the purchase price of EPG to the assets acquired and liabilities assumed in the acquisition and expects to be complete with its preliminary determination during the first quarter of 2011.

3. Inventories

Inventories by major category are as follows:

(in thousands)	**2010**	2009
Raw materials	**$ 66,390**	$ 60,332
Work in process	**28,468**	25,812
Finished goods	**54,293**	59,084
	$149,151	$ 145,228

4. Property, Plant and Equipment

Property, plant and equipment are as follows :

(in thousands)	**2010**	2009
Land and land improvements	**$ 16,023**	$ 18,622
Buildings and improvements	**105,757**	106,785
Machinery and equipment	**608,601**	616,022
Furniture and fixtures	**11,823**	12,652
Construction in progress	**7,799**	12,143
	750,003	766,224
Accumulated depreciation	**(402,082)**	(378,345)
	$ 347,921	$ 387,879

Assets Held for Sale

In connection with the Company's cost savings, restructuring and integration plans, there are currently three owned properties that are vacant premises as of the year ended 2010 and available for sale, two of which relate to the Company's commercial printing segment and one that relates to its envelopes, forms and labels segment. In addition to these property assets, the Company has certain manufacturing assets available for sale. The sale of these manufacturing assets was completed on February 1, 2011 at an amount that approximated its carrying value. The Company has recorded these assets as available for sale in other assets, net on its consolidated balance sheet and has presented them at the lower of their net book value or fair value less estimated cost to sell, which is approximately $5.7 million.

Sale Leaseback Transactions

In 2009, the Company sold one of its envelope facilities which had a net book value of $2.9 million for net proceeds of $3.7 million and entered into a two-year operating lease for the same facility. In connection with the sale, the Company recorded a deferred gain of $0.8 million, which is being amortized on a straight-line basis over the term of the lease as a reduction to rent expense in cost of sales.

In 2008, the Company sold one of its envelope facilities for net proceeds of $11.5 million and entered into a seven-year operating lease for the same facility. In connection with the sale, the Company recorded a gain of $7.8 million, of which $2.3 million was recognized upon the sale within cost of sales. The remaining gain was deferred and is being amortized on a straight-line basis over the term of the lease as a reduction to rent expense in cost of sales.

5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill as of the years ended 2010 and 2009 by reportable segment are as follows:

(in thousands)	Envelopes, Forms and Labels	Commercial Printing	Total
Balance as of the year ended 2008	$ 143,498	$ 167,685	$ 311,183
Acquisition	8,573	—	8,573
Balance as of the year ended 2009	152,071	167,685	319,756
Acquisitions	**795**	**20,384**	**21,179**
Foreign currency translation	—	**411**	**411**
Impairment charge	—	**(132,185)**	**(132,185)**
Balance as of the year ended 2010	**$152,866**	**$ 56,295**	**$ 209,161**

During the third quarter of 2010, based on a combination of factors, including the continued economic uncertainty that remained in the United States and global economies and revisions to forecasted operating results, the Company believed that there were sufficient indicators that would require it to perform an interim goodwill and long-lived asset impairment analysis. The Company's valuation of all of its reporting units was performed using the income approach in which the Company utilized a discounted cash flow analysis to determine the present value of expected future cash flows of each reporting unit. The Company performed a market approach analysis in order to support the reasonableness of the fair value determined under the income approach. The Company's current year analysis utilized a higher discount rate applied to lower estimated future cash flows compared to its prior year analysis and reflects increased borrowing rates and equity risk premiums implied by current market conditions. The Company determined that the fair value of its remaining reporting units, other than PSG, were not below their carrying amounts, including goodwill. Thus, no further analysis was performed on those reporting units. However, since the fair value of its PSG reporting unit was determined to be below its carrying amounts including goodwill, the Company performed additional fair value measurement calculations to determine total impairment. As part of its valuation to determine the total impairment charge, the Company also estimated the fair value of significant tangible and intangible long-lived assets of its PSG reporting unit, which is a part of the Company's commercial printing segment. These tangible and intangible long-lived assets were valued using appropriate valuation techniques for assets of their nature, such as the relief-from-royalty and income approaches.

As a result of its goodwill and long-lived asset impairment analysis, the Company recorded non-cash impairment charges of $132.2 million related to goodwill and $49.2 million related to other long-lived assets, of which $22.0 million related to an indefinite lived tradename and $27.2 million related customer relationships in its PSG reporting unit, which is a part of the Company's commercial printing segment. The Company finalized the analysis on its PSG reporting unit during the fourth quarter of 2010 and determined no further modification to previously recognized charges was necessary. The Company believes that these charges primarily resulted from reductions in the estimated fair value of this reporting unit due to: (i) higher discount rates applied to lower estimated future cash flows and (ii) continued economic uncertainty, which has increased customer cost awareness resulting in continued price pressures, lower page counts, and a shift from historical web and sheet-fed print products to lower cost digital print products.

Other intangible assets are as follows:

	2010					2009		
(in thousands)	**Weighted Average Remaining Amortization Period (Years)**	**Gross Carrying Amount**	**Impairment Charge**	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with determinable lives:								
Customer relationships	**13**	**$179,722**	**$(27,234)**	**$(48,308)**	**$104,180**	$172,205	$(38,394)	$133,811
Trademarks and tradenames	**22**	**25,261**	**—**	**(5,934)**	**19,327**	21,011	(4,986)	16,025
Patents	**3**	**3,028**	**—**	**(2,292)**	**736**	3,028	(2,023)	1,005
Non-compete agreements	**2**	**1,616**	**—**	**(1,444)**	**172**	2,456	(1,958)	498
Other	**8**	**802**	**—**	**(293)**	**509**	802	(223)	579
		210,429	**(27,234)**	**(58,271)**	**124,924**	199,502	(47,584)	151,918
Intangible assets with indefinite lives:								
Trademarks		**143,500**	**(22,000)**	**—**	**121,500**	143,500	—	143,500
Total		**$353,929**	**$(49,234)**	**$(58,271)**	**$246,424**	$343,002	$(47,584)	$295,418

Annual amortization expense of intangible assets for the next five years is estimated to be as follows:

(in thousands)	Annual Estimated Expense
2011	$10,955
2012	10,872
2013	10,636
2014	10,395
2015	10,308

6. Other Current Liabilities

Other current liabilities are as follows:

(in thousands)	**2010**	2009
Accrued interest expense	**$25,089**	$12,884
Accrued customer rebates	**21,065**	15,613
Restructuring liabilities	**6,786**	10,308
Other accrued liabilities	**45,531**	59,274
	$98,471	$98,079

7. Long-Term Debt

Long-term debt is as follows:

(in thousands)	2010	2009
Revolving credit facility, due 2012	$ —	$ 22,500
Revolving credit facility, due 2014	—	—
Term Loans, due 2013	—	683,306
7⅞% senior subordinated notes, due 2013	**296,270**	296,270
8⅜% senior subordinated notes, due 2014 ($32.2 million outstanding principal amount as of the years ended 2010 and 2009)	**32,610**	32,715
Term Loan B, due 2016 ($380.0 million outstanding principal amount as of the year ended 2010)	**376,200**	—
10½% senior notes, due 2016	**170,000**	170,000
8⅞% senior second lien notes, due 2018 ($400.0 million outstanding principal amount as of the year ended 2010)	**397,432**	—
Other debt including capital leases	**21,491**	29,126
	1,294,003	1,233,917
Less current maturities	**(10,098)**	(15,057)
Long-term debt	**$1,283,905**	$1,218,860

The estimated fair value of the Company's long-term debt was approximately $1.3 billion and $1.2 billion as of the years ended 2010 and 2009, respectively. The fair value was determined by the Company to be Level 2 under the fair value hierarchy and was based upon review of interest rates on financing options available to the Company with similar terms and maturities. Interest expense in 2010 reflected average outstanding debt of approximately $1.3 billion and a weighted average interest rate of 8.7%, compared to the average outstanding debt of approximately $1.3 billion and a weighted average interest rate of 7.7% in 2009. Cash interest payments on long-term debt were $102.7 million, $103.7 million and $100.5 million in 2010, 2009 and 2008, respectively.

2010 Credit Facilities and Debt Compliance

On December 21, 2010, the Company entered into a new senior secured credit facility, the 2010 Credit Facilities, consisting of the $150.0 million 2010 Revolving Credit Facility and $380.0 million Term Loan B. The proceeds of the 2010 Credit Facilities were used to refinance the Company's existing Amended Credit Facilities. The 2010 Credit Facilities extended the maturity of approximately one quarter of the Company's total debt and enhanced its liquidity by extending the maturity of the 2006 Revolving Credit Facility. Proceeds from the 2010 Credit Facilities together with available cash were used to repay the outstanding Term Loans, accrued interest thereon and to pay certain fees and expenses incurred related to the 2010 Credit Facilities. The Term Loan B was issued at a discount of $3.8 million, of which substantially all remains unamortized as of the year ended 2010.

Borrowing rates under the 2010 Credit Facilities are selected at the Company's option at the time of each borrowing and are generally based on London Interbank Offered Rate ("LIBOR") or the prime rate publicly announced by Bank of America, N.A. from time to time, in each case plus a specified interest rate margin. With respect to the Term Loan B, LIBOR based borrowings will not have an interest rate of less than 1.50% per annum plus an applicable margin of 4.75% per annum, and prime rate borrowings will not have an interest rate of less than 2.50% per annum plus an applicable margin of 3.75% per annum. The Company also pays a commitment fee on unused revolving loan commitments of 0.75% per annum. All revolving loans mature on December 21, 2014 and the Term Loan B amortizes in quarterly installments equal to 1% per year, commencing March 21, 2011, with the remaining principal amounts due at maturity on December 21, 2016, in each case subject to certain conditions that could result in an earlier maturity.

The 2010 Credit Facilities contain certain restrictions that, among other things and with certain exceptions, limit the ability of the Company to incur additional indebtedness, prepay subordinated debt, transfer assets outside of the Company, pay dividends or repurchase shares of common stock. The 2010 Credit Facilities also contain customary financial covenants, including a maximum Consolidated Leverage Covenant, a maximum Consolidated First Lien Leverage Covenant and a minimum Consolidated Interest Coverage Covenant. All three of these financial covenants were reset as a result of the 2010 Credit Facilities. The Consolidated Leverage Covenant threshold, with which the Company must be in pro forma compliance at all times, now requires the Company to not exceed 6.50:1.00 at any time during fiscal year 2011, then steps down in 0.25 increments beginning in the second quarter of 2012 until we reach 5.50:1.00 during fiscal year 2014 and remains at that level for the remainder of the term. The Consolidated First Lien Leverage Covenant now requires the Company to not exceed 2.50:1.00 through the second quarter of 2012, then steps down to 2.25:1.00 and remains at that level for the remainder of the term. The Consolidated Interest Coverage Covenant now requires the Company to not be less than 1.50:1.00 through the fourth quarter of 2011, then steps up incrementally, reaching 1.75:1.00 in 2013 and remains at that level for the remainder of the term.

The obligations under the 2010 Credit Facilities are guaranteed by the Company and each existing and future direct and indirect domestic subsidiary of the Company. The 2010 Credit Facilities are secured by a first priority perfected security interest in substantially all assets of the Company and its domestic subsidiaries. As the 2010 Credit Facilities have senior secured and first priority lien position in the Company's capital structure and the most restrictive covenants, then provided the Company is in compliance with the 2010 Credit Facilities, the Company would also be in compliance, in most circumstances, with the Company's incurrence tests within all of the Company's indentures.

Any default under the 2010 Credit Facilities would prevent the Company from borrowing additional amounts and could cause the indebtedness outstanding under the 2010 Credit Facilities and, by reason of cross-acceleration or cross-default provisions, all of the aforementioned notes and any other indebtedness the Company may then have, to become immediately due and payable.

As of the year ended 2010, we were in compliance with all debt agreement covenants.

In connection with the issuance of the 2010 Credit Facilities, the Company incurred a loss on early extinguishment of debt of $7.0 million, of which $4.8 million relates to fees paid to consenting lenders and $2.2 million relates to the write-off of previously unamortized debt issuance costs. In addition, the Company capitalized $5.3 million, of which $3.4 million relates to fees paid to consenting lenders and $1.9 million relates to expenses, both of which are being amortized over the remaining life of the 2010 Credit Facilities.

8⅞% Notes Issuance and 2010 Refinancing

On February 5, 2010, the Company issued $400 million of 8⅞% Notes that were sold with registration rights to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and to certain non-United States persons in accordance with Regulation S under the Securities Act of 1933. The 8⅞% Notes were issued at a discount of approximately $2.8 million, of which approximately $2.6 million remains unamortized as of the year ended 2010. Net proceeds after fees and expenses were used to pay down $300.0 million of the Company's Term Loans and $88.0 million outstanding under the 2006 Revolving Credit Facility.

The 8⅞% Notes were issued pursuant to an indenture among Cenveo, Inc., certain subsidiary guarantors and Wells Fargo Bank, National Association, as trustee, and an Intercreditor Agreement among Cenveo, Inc., certain subsidiary guarantors, Bank of America, N.A., as first lien agent and control agent, and Wells Fargo Bank, National Association, as second lien collateral agent. The 8⅞% Notes pay interest semi-annually on February 1 and August 1, commencing August 1, 2010. The 8⅞% Notes have no required principal payments prior to their maturity on February 1, 2018. The 8⅞% Notes are guaranteed on a senior secured basis by Cenveo, Inc. and substantially all of its domestic subsidiaries with a second priority lien on substantially all of the assets that secure the Amended Credit Facilities, and on a senior unsecured basis by substantially all of the Canadian subsidiaries. As such the 8⅞% Notes rank pari passu with all the Company's senior debt and senior in right of payment to all of the Company's subordinated debt. The Company can redeem the 8⅞% Notes, in whole or in part, on or after February 1, 2014, at redemption prices ranging from 100.0% to approximately 104.4%, plus accrued and unpaid interest. In addition, at any time prior to February 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the notes originally issued with the net cash proceeds of certain public equity offerings. The Company may also redeem up to 10% of the aggregate principal amount of notes per twelve-month period before February 1, 2014 at a redemption price of 103% of the principal amount, plus accrued and unpaid interest, and redeem some or all of the notes before February 1, 2014 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a "make whole" premium. Each holder of the 8⅞% Notes has the right to require the Company to repurchase such holder's notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest thereon, upon the occurrence of certain events specified in the indenture that constitute a change in control. The 8⅞% Notes contain covenants, representations, and warranties substantially similar to the Company's 10½% Notes, including a consolidated secured debt to consolidated cash flow liens incurrence test. In order to fulfill its registration rights obligations, on April 28, 2010, the Company launched a registered exchange offer ("Exchange Offer") to exchange any and all of its outstanding unregistered 8⅞% Notes for publicly tradable notes having substantially identical terms and guarantees, except that the exchange notes will be freely tradable. The Exchange Offer expired on May 26, 2010, and nearly all unregistered 8⅞% Notes were exchanged for registered 8⅞% Notes.

In connection with the 2010 Refinancing, the Company incurred a loss on early extinguishment of debt of $2.6 million, of which $1.1 million relates to the write-off of previously unamortized debt issuance costs and $1.5 million relates to fees paid to consenting lenders. In addition, the Company capitalized $2.1 million of which $1.5 million relates to amendment expenses and $0.6 million relates to fees paid to consenting lenders, both of which will be amortized over the remaining life of the Amended Credit Facilities. In connection with the issuance of the 8⅞% Notes, the Company capitalized $9.4 million of which $7.6 million relates to fees paid to consenting lenders and $1.8 million relates to offering expenses, all of which will be amortized over the eight year life of the 8⅞% Notes.

10½% Notes

On June 13, 2008, the Company issued the 10½% Notes upon the conversion of the Company's Senior Unsecured Loan. The 10½% Notes were then sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and to certain non-United States persons in accordance with Regulation S under the Securities Act of 1933. The Company did not receive any net proceeds as a result of this transaction. The 10½% Notes pay interest semi-annually on February 15 and August 15, and have no required principal payments prior to their maturity on August 15, 2016. The Company can redeem the 10½% Notes, in whole or in part, on or after August 15, 2012, at redemption prices ranging from 100% to 105¼%, plus accrued and unpaid interest.

Upon the issuance of the 10½% Notes and the conversion of the Senior Unsecured Loan, the Company incurred a loss on early extinguishment of debt of $4.2 million on the write-off of unamortized debt issuance costs. The Company capitalized debt issuance costs of approximately $5.3 million, which are being amortized over the life of the 10½% Notes.

In 2009, the Company purchased in the open market approximately $5.0 million of its 10½% Notes and retired them for $3.3 million plus accrued and unpaid interest. In connection with the retirement of these 10½% Notes, the Company recorded a gain on early extinguishment of debt of $1.6 million, which included $0.1 million of unamortized deferred costs. These open market purchases were made within permitted restricted payment limits under the Company's debt agreements.

8⅜% Notes

On March 7, 2007, in connection with the acquisition of Cadmus Communications Corporation ("Cadmus"), the Company assumed the 8⅜% senior subordinated notes, due 2014 ("8⅜% Notes"), which pay interest semi-annually on June 15 and December 15, and require no principal payments prior to maturity on June 15, 2014. Also in connection with the acquisition, the Company recorded a $2.8 million increase to the value of the 8⅜% Notes to record them at their fair value, which fair value increase is being amortized over the life of the 8⅜% Notes.

In 2009, the Company purchased in the open market approximately $40.1 million of its 8⅜% Notes and retired them for $23.0 million plus accrued and unpaid interest. In connection with the retirement of these 8⅜% Notes, the Company recorded a gain on early extinguishment of debt of $17.6 million, which included the write off of $0.6 million of above noted fair value increase to the 8⅜% Notes and $0.1 million of fees. In 2008, the Company purchased in the open market approximately $31.8 million of its 8⅜% Notes and retired them for $19.6 million plus accrued and unpaid interest. In connection with the retirement of these 8⅜% Notes, the Company recorded a gain on early extinguishment of debt of $12.6 million, which included the write off of $0.5 million of above noted fair value increase to the 8⅜% Notes and $0.1 million of fees. These open market purchases were made within permitted restricted payment limits under the Company's debt agreements.

7⅞% Notes

In 2004, the Company issued $320.0 million of the 7⅞% senior subordinated notes due 2013 ("7⅞% Notes"), with semi-annual interest payments due on June 1 and December 1, and no required principal payments prior to the maturity on December 1, 2013. The Company may redeem these notes, in whole or in part, at redemption prices from 103.938% to 100%, plus accrued and unpaid interest.

In 2009, the Company purchased in the open market approximately $7.1 million of its 7⅞% Notes and retired them for $4.3 million plus accrued and unpaid interest. In connection with the retirement of these 7⅞% Notes, the Company recorded a gain on early extinguishment of debt of $2.8 million, which included the write off of $0.1 million of unamortized debt issuance costs. In

2008, the Company purchased in the open market approximately $16.6 million of its 7⅞% Notes and retired them for $10.6 million plus accrued and unpaid interest. In connection with the retirement of these 7⅞% Notes, the Company recorded a gain on early extinguishment of debt of $5.8 million, which included the write off of $0.2 million of unamortized debt issuance costs. These open market purchases were made within permitted restricted payment limits under the Company's debt agreements.

Other Debt

Other debt as of the year ended 2010 primarily consisted of equipment loans. Of this debt, $17.1 million had an average fixed interest rate of 4.7% while $4.4 million had variable interest rates with an average interest rate of 0.9%.

The aggregate annual maturities for long-term debt are as follows:

(in thousands)	
2011	$ 10,098
2012	8,704
2013	304,875
2014	39,696
2015	5,502
Thereafter	931,007
	$1,299,882

Interest Rate Swaps

From time to time the Company enters into interest rate swap agreements to hedge interest rate exposure of notional amounts of its floating rate debt. The Company's hedges of interest rate risk were designated and documented at inception as cash flow hedges and are evaluated for effectiveness at least quarterly. As of the years ended 2010 and 2009, the Company had $200.0 million and $500.0 million, respectively, of such interest rate swaps. During 2010, the Company redeemed or early terminated $300.0 million notional amount of interest rate swaps. As of the year ended 2010, the Company has $200.0 million of de-designated interest rate swap agreements that have not yet been terminated, of which $125.0 million of these interest rate swaps will mature in the first quarter of 2011 with the remaining $75.0 million maturing in the second quarter of 2011; however, the Company may terminate them at any time prior to their scheduled maturity date. Any ineffectiveness, as a result of these de-designations, will be marked-to-market through interest expense, net in the consolidated statement of operations. The fair value of these de-designated swaps currently recorded in accumulated other comprehensive loss in the consolidated balance sheets are being amortized to interest expense, net in the consolidated statement of operations over the remaining life of each respective interest rate swap agreement. For the year ended 2010, income from ineffectiveness of $1.4 million and expense of $1.9 million, respectively, relating to the amortization from accumulated other comprehensive loss (Note 14) and was recorded in interest expense, net in the consolidated statement of operations.

The Company's interest rate swaps are valued using discounted cash flows, as no quoted market prices exist for the specific instruments. The primary inputs to the valuation are maturity and interest rate yield curves, specifically three-month LIBOR, using commercially available market sources. The interest rate swaps are categorized as Level 2 as required by the Fair Value Measurements and Disclosures Topic of the ASC 820. The table below presents the fair value of the Company's interest rate swaps:

(in thousands)	**2010**	2009
Current Liabilities:		
Interest Rate Swaps (ineffective)	**$2,222**	$ —
Interest Rate Swaps	—	9,044
Long-Term Liabilities:		
Interest Rate Swaps	—	7,875

8. Fair Value Measurement

Certain assets and liabilities of the Company are required to be recorded at fair value on either a recurring or non-recurring basis. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

The fair value of the Company's cash and cash equivalents, accounts receivable, net, current maturities of long-term debt and accounts payable approximate their carrying value due to their short term nature. On a recurring basis, the Company records its interest rate swap contracts (Note 7) and its pension and other postretirement plan assets (Note 12) at fair value. The table below presents carrying value and fair value of these assets and liabilities of the Company as of the years ended 2010 and 2009.

(in thousands)	**2010**		2009	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Cash and cash equivalents	**$ 49,756**	**$ 49,756**	$ 10,796	$ 10,796
Accounts receivable, net	**263,364**	**263,364**	268,563	268,563
Current maturities of long-term debt	**10,098**	**10,098**	15,057	15,057
Accounts payable	**166,468**	**166,468**	183,940	183,940

The Company is required, on a non-recurring basis, to adjust the carrying value of its long-lived assets held (Note 4), goodwill and other intangible assets (Note 5) and deferred tax assets (Note 9). These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. The Company also records the assets and liabilities assumed in its acquisitions (Note 2) at fair value.

9. Income Taxes

Income Tax Expense

Income (loss) from continuing operations before income taxes was as follows for the years ended:

(in thousands)	**2010**	2009	2008
Domestic	**$(245,682)**	$(61,391)	$(315,140)
Foreign	**8,966**	5,801	(448)
	$(236,716)	$(55,590)	$(315,588)

Income tax expense (benefit) on income (loss) from continuing operations consisted of the following for the years ended:

(in thousands)	**2010**	2009	2008
Current tax expense (benefit):			
Federal	**$ 152**	$ (1,815)	$ 2,011
Foreign	**1,655**	2,276	960
State	**178**	1,359	2,704
	1,985	1,820	5,675
Deferred expense (benefit):			
Federal	**(40,122)**	(14,643)	(13,889)
Foreign	**(278)**	313	(1,603)
State	**(9,246)**	(3,243)	(8,795)
	(49,646)	(17,573)	(24,287)
Income tax expense (benefit)	**$ (47,661)**	$(15,753)	$ (18,612)

A reconciliation of the expected tax expense (benefit) based on the federal statutory tax rate to the Company's actual income tax expense (benefit) is summarized as follows for the years ended:

(in thousands)	**2010**	2009	2008
Expected tax expense (benefit) at federal statutory income tax rate	**$ (82,851)**	$ (19,456)	$(110,456)
State and local income tax expense (benefit)	**(5,121)**	(1,230)	(1,302)
Change in valuation allowance	**(352)**	356	(1,298)
Change in contingency reserves	**(3,810)**	265	(4)
Non-U.S. tax rate differences	**(1,762)**	560	(486)
Non-deductible goodwill	**41,522**	—	90,990
Non-deductible expenses	**3,245**	4,516	2,883
Other	**1,468**	(764)	1,061
Income tax expense (benefit)	**$ (47,661)**	$ (15,753)	$ (18,612)

Deferred Income Taxes

Deferred taxes are recorded to give recognition to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effects of these temporary differences are recorded as deferred tax assets and deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years. Deferred tax liabilities generally represent items that have been deducted for tax purposes, but have not yet been recorded in the consolidated statements of operations. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities of the Company, were as follows:

(in thousands)	**2010**	2009
Deferred tax assets:		
Net operating loss carryforwards	**$ 101,050**	$ 89,263
Compensation and benefit related accruals	**53,278**	55,774
Foreign tax credit carryforwards	**16,661**	16,661
Alternative minimum tax credit carryforwards	**9,046**	10,644
Accounts receivable	**2,884**	3,006
Restructuring accruals	**12,626**	9,699
Accrued tax and interest	**1,357**	5,014
Other	**11,874**	16,544
Valuation allowance	**(24,110)**	(24,461)
Total deferred tax assets	**184,666**	182,144
Deferred tax liabilities:		
Property, plant and equipment	**(54,624)**	(62,126)
Goodwill and other intangible assets	**(74,729)**	(96,644)
Inventory	**1,639**	365
Other	**(8,805)**	(6,943)
Total deferred tax liabilities	**(136,519)**	(165,348)
Net deferred tax asset	**$ 48,147**	$ 16,796

The net deferred tax asset (liability) included the following:

(in thousands)	**2010**	2009
Current deferred tax asset (included in prepaid and other current assets)	**$ 26,201**	$ 21,800
Long-term deferred tax asset (liability) (included in other assets, net or other liabilities)	**21,946**	(5,004)
Total	**$ 48,147**	$ 16,796

The Company has federal and state net operating loss carryforwards. The tax effect of these attributes was $101.0 million as of the year ended 2010. Federal net operating loss carryforwards of $251.3 million will expire in 2024 through 2030, foreign tax credit carryforwards of $16.7 million will expire in 2012 through 2015 and alternative minimum tax credit carryforwards of $9.0 million do not have an expiration date.

The Company assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criteria under ASC 740, records a valuation allowance against its deferred tax assets. The Company considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance. As a result, in the fourth quarter of 2010 and 2009, we reduced our valuation allowance by approximately $0.4 million, primarily due to the release of valuation allowance against state net operating loss carryforwards, and by approximately $12.5 million, respectively, primarily due to the release of valuation allowance against goodwill in connection with the acquisition of Nashua.

The remaining portion of the Company's valuation allowance as of the year ended 2010 will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the remaining deferred tax assets will be realized. The Company believes that the remaining deferred tax assets are more likely than not to be realized based upon consideration of all positive and negative evidence, including its operating results and forecast of future taxable income, on a jurisdiction by jurisdiction basis. When sufficient positive evidence exists, the Company's income tax expense will be reduced by the decrease in its valuation allowance. An increase or reversal of the Company's valuation allowance could have a significant negative or positive impact on the Company's future earnings.

Uncertain Tax Positions

The Company accounts for uncertain tax positions by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return and did not record an adjustment to its liability for unrecognized income tax benefits or retained deficit upon the adoption of its accounting treatment for uncertain tax positions. During the years ended 2010 and 2009, the Company reduced its liability for uncertain tax positions by $10.7 million and $12.1 million, respectively, net of deferred tax assets of $3.9 million and $2.6 million, respectively, as a result of the expiration of certain statutes of limitations. As a result, in 2010 and 2009, income tax benefits of $2.8 million and $9.5 million, respectively, are included in income from discontinued operations, net of taxes, in the statement of operations. In addition in 2010, an income tax benefit of $4.0 million is included in income tax (benefit) expense in the statement of operations, as a result of these expirations. The Company does not anticipate significant changes to its unrecognized tax benefits in the next twelve months. The balance of the Company's remaining unrecognized tax benefits as of the year ended 2010 includes $2.2 million of tax benefits that, if recognized would affect the effective tax rate, which is included in other liabilities. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company accrued interest of $0.3 million during 2010 and, in total, as of the year ended 2010, has recognized no liability for penalties and a liability of $1.5 million for interest.

The Company's unrecognized tax benefit activity for the years ended 2010, 2009 and 2008 were as follows:

(in thousands)	
Unrecognized tax benefit – As of year end 2007	$18,031
Gross increases - tax positions in prior period	308
Gross decreases - tax positions in prior period	(1,162)
Unrecognized tax benefit – As of year end 2008	17,177
Gross increases - tax positions in prior period	203
Gross decreases - expiration of applicable statute of limitations	(7,798)
Unrecognized tax benefit – As of year end 2009	9,582
Gross decreases - tax positions in prior period	**(40)**
Gross decreases - expiration of applicable statute of limitations	**(7,316)**
Unrecognized tax benefit – As of year end 2010	**$ 2,226**

The Internal Revenue Service ("IRS") has examined the Company's federal income tax returns through 2008. The Company's federal income tax returns for tax years after 2004 through 2006 remain subject to examination by the IRS due to a federal net operating loss generated in those years. Although the IRS has audited the Company's tax returns for 2007 and 2008, those returns remain subject to examination under the statute of limitations. However, a re-examination of the 2007 and 2008 tax returns is not likely. The various states in which the Company is subject to income tax are generally open for the tax years after 2005. In Canada, the Company remains subject to audit for tax years after 2002. The Company does not believe that the outcome of any examination will have a material impact on its consolidated financial statements.

Current Taxes and Cash Taxes

As of the years ended 2010 and 2009, the Company had income taxes payable of $1.2 million included in other current liabilities and income taxes receivable of $1.2 million included in prepaid and other current assets, respectively. Net cash payments (refunds) for income taxes were $(3.0) million in 2010, $1.5 million in 2009 and $1.6 million in 2008.

10. Restructuring, Impairment and Other Charges

Cost Savings, Restructuring and Integration Plans

The Company has three active and two residual cost savings, restructuring and integration plans: (i) the plans related to the integration of the Nashua and Glyph acquisitions and the 2009 Cost Savings and Restructuring Plan; and (ii) the 2007 Cost Savings and Integration Plan and the 2005 Cost Savings and Restructuring Plan. As a result of these cost savings actions, over the last five years the Company has closed or consolidated a significant amount of manufacturing facilities including, three manufacturing facilities in 2010, and has had a significant number of headcount reductions, including approximately 800 employees in 2010.

Acquisition Integration Plans

Upon the acquisition of Nashua, the Company developed and implemented its plan to integrate Nashua into its existing operations. Since the acquisition date, activities related to Nashua have included the closure and consolidation of two manufacturing facilities into existing operations, elimination of duplicative headcount and public company costs. Upon the acquisition of Glyph, the Company developed and implemented its plan to integrate Glyph into its existing operations. In 2010, these activities have included the elimination of duplicative headcount and the closure of a sales office.

2009 Cost Savings and Restructuring Plan

In 2009, the Company developed and implemented a cost savings and restructuring plan to reduce its operating costs and realign its manufacturing platform in order to compete effectively during the economic downturn. As part of this plan, the Company continued to implement cost savings initiatives throughout its operations, closed and consolidated manufacturing facilities into existing operations and reduced headcount. The cumulative total costs incurred through the year ended 2010 related to this plan for envelopes, forms and labels, commercial printing and corporate were approximately $22.6 million, $70.9 million and $4.3 million, respectively. The Company completed this plan in 2010 and does not anticipate any significant future expenses, other than modifications to its current assumptions for lease terminations, multi-employer pension withdrawal liabilities and ongoing expenses related to maintaining restructured assets.

2007 Cost Savings and Integration Plan

In 2007, the Company formulated its cost savings and integration plan related to acquisitions that took place that year. As part of this plan, the Company closed and consolidated manufacturing facilities into existing or acquired operations and reduced headcount. The cumulative total costs incurred through the year ended 2010 related to this plan for envelopes, forms and labels, commercial printing and corporate were approximately $14.8 million, $32.3 million and $0.5 million, respectively. The Company completed the implementation of this plan in 2008 and does not anticipate any significant future expenses, other than modifications to its current assumptions for lease terminations, multi-employer pension withdrawal liabilities and ongoing expenses related to maintaining restructured assets.

2005 Cost Savings and Restructuring Plan

In 2005, as a result of a new senior management team, the Company formulated its 2005 cost savings and restructuring plan, which included consolidating purchasing activities and manufacturing platform, reducing corporate and field human resources, streamlining information technology infrastructure and eliminating discretionary spending. As part of this plan, the Company, closed and consolidated manufacturing facilities into existing operations and reduced headcount. The cumulative total costs incurred through the year ended 2010 related to this plan for envelopes, forms and labels, commercial printing and corporate were approximately $33.9 million, $74.3 million and $30.8 million, respectively. The Company completed the implementation of this plan in 2006 and does not anticipate any significant future expenses, other than modifications to its current assumptions for lease terminations, multi-employer pension withdrawal liabilities and ongoing expenses related to maintaining restructured assets.

Goodwill and Other Long-Lived Asset Impairments

2010

In the third quarter of 2010, the Company recorded non-cash, impairment charges of $132.2 million related to goodwill and $49.2 million related to other long-lived assets, of which $22.0 million related to an indefinite lived tradename and $27.2 million related to customer relationships in its PSG reporting unit.

2008

In the fourth quarter of 2008, the Company recorded non-cash impairment charges of goodwill of $204.4 million and $168.4 million related to its commercial print and envelope reporting units, respectively.

Other Charges

In connection with the internal review conducted by outside counsel under the direction of the Company's audit committee in the first quarter of 2008, the Company incurred a non-recurring charge in 2008 of approximately $6.6 million for professional fees.

The following tables present the details of the expenses recognized as a result of these plans.

2010 Activity

Restructuring and impairment charges for the year ended 2010 were as follows:

(in thousands)	Employee Separation Costs	Asset Impairments net of gain on sale	Equipment Moving Expenses	Lease Termination Expenses	Multi-employer Pension Withdrawal Expenses	Building Clean-up & Other Expenses	Total
Envelopes, Forms and Labels							
2009 Plan	$ 3,515	$ 64	$ 191	$ 278	$2,326	$ 573	$ 6,947
2007 Plan	—	—	—	53	—	69	122
2005 Plan	—	—	—	(73)	77	83	87
Acquisition Integration Plans	1,451	1,830	721	197	—	708	4,907
Total Envelopes, Forms and Labels	4,966	1,894	912	455	2,403	1,433	12,063
Commercial Printing							
2009 Plan	4,432	3,008	2,216	6,298	6,315	4,578	26,847
2007 Plan	—	1,108	—	39	74	487	1,708
2005 Plan	—	(165)	—	622	—	369	826
Acquisition Integration Plans	78	—	—	164	—	—	242
Subtotal	4,510	3,951	2,216	7,123	6,389	5,434	29,623
Asset Impairments	—	181,419	—	—	—	—	181,419
Total Commercial Printing	4,510	185,370	2,216	7,123	6,389	5,434	211,042
Corporate							
2009 Plan	1,780	—	—	352	—	500	2,632
2007 Plan	—	—	—	—	—	4	4
2005 Plan	—	—	—	299	—	110	409
Total Corporate	1,780	—	—	651	—	614	3,045
Total Restructuring and Impairment Charges	$11,256	$187,264	$3,128	$8,229	$8,792	$7,481	$226,150

2009 Activity

Restructuring and impairment charges for the year ended 2009 were as follows:

(in thousands)	Employee Separation Costs	Asset Impairments net of gain on sale	Equipment Moving Expenses	Lease Termination Expenses	Multi-employer Pension Withdrawal Expenses	Building Clean-up & Other Expenses	Total
Envelopes, Forms and Labels							
2009 Plan	$ 5,505	$ 2,944	$1,863	$3,126	$ —	$2,196	$15,634
2007 Plan	122	67	—	140	—	182	511
2005 Plan	—	—	—	(203)	—	279	76
Acquisition Integration Plans	710	35	211	159	—	69	1,184
Total Envelopes, Forms and Labels	6,337	3,046	2,074	3,222	—	2,726	17,405
Commercial Printing							
2009 Plan	12,842	11,077	3,427	1,687	11,303	3,728	44,064
2007 Plan	87	981	59	(51)	2,133	698	3,907
2005 Plan	—	18	14	419	—	322	773
Total Commercial Printing	12,929	12,076	3,500	2,055	13,436	4,748	48,744
Corporate							
2009 Plan	1,156	143	—	210	—	184	1,693
2007 Plan	29	—	—	3	—	67	99
2005 Plan	—	—	—	93	—	—	93
Total Corporate	1,185	143	—	306	—	251	1,885
Total Restructuring and Impairment Charges	$20,451	$15,265	$5,574	$5,583	$13,436	$7,725	$68,034

2008 Activity

Restructuring and impairment charges for the year ended 2008 were as follows:

(in thousands)	Employee Separation Costs	Asset Impairments net of gain on sale	Equipment Moving Expenses	Lease Termination Expenses	Multi-employer Pension Withdrawal Expenses	Building Clean-up & Other Expenses	Total
Envelopes, Forms and Labels							
2007 Plan	$2,739	$ 1,130	$ 324	$ 665	$ —	$ 562	$ 5,420
2005 Plan	36	—	—	(93)	—	386	329
Subtotal	2,775	1,130	324	572	—	948	5,749
Asset Impairments	—	168,429	—	—	—	—	168,429
Total Envelopes, Forms and Labels	2,775	169,559	324	572	—	948	174,178
Commercial Printing							
2007 Plan	5,961	1,421	658	1,591	(236)	1,671	11,066
2005 Plan	132	(226)	520	492	—	1,192	2,110
Subtotal	6,093	1,195	1,178	2,083	(236)	2,863	13,176
Asset Impairments	—	204,392	—	—	—	—	204,392
Total Commercial Printing	6,093	205,587	1,178	2,083	(236)	2,863	217,568
Corporate							
2007 Plan	290	—	—	63	—	51	404
2005 Plan	35	—	—	218	—	25	278
Subtotal	325	—	—	281	—	76	682
Other Charges	—	—	—	—	—	6,638	6,638
Total Corporate	325	—	—	281	—	6,714	7,320
Total Restructuring, Impairment and Other Charges	$ 9,193	$375,146	$1,502	$2,936	$(236)	$10,525	$399,066

A summary of the activity related to the restructuring liabilities for the restructuring and acquisition integration plans was as follows:

2009 Plan (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up & Other Expenses	Total
Balance as of year end 2008	$ —	$ —	$ —	$ —	$ —
Accruals, net	5,023	19,503	11,303	6,108	41,937
Payments	(2,799)	(16,100)	—	(5,968)	(24,867)
Balance as of year end 2009	2,224	3,403	11,303	140	17,070
Accruals, net	**6,928**	**9,727**	**8,641**	**5,651**	**30,947**
Payments	**(4,755)**	**(11,797)**	**(432)**	**(5,791)**	**(22,775)**
Balance as of year end 2010	**$ 4,397**	**$ 1,333**	**$19,512**	**$ —**	**$ 25,242**

2007 Plan (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up & Other Expenses	Total
Balance as of year end 2008	$ 3,589	$ 1,975	$ 1,800	$ —	$ 7,364
Accruals, net	92	238	2,133	947	3,410
Payments	(2,040)	(2,212)	(777)	(947)	(5,976)
Balance as of year end 2009	1,641	1	3,156	—	4,798
Accruals, net	**92**	**—**	**74**	**560**	**726**
Payments	**(620)**	**(1)**	**—**	**(560)**	**(1,181)**
Balance as of year end 2010	**$ 1,113**	**$ —**	**$3,230**	**$ —**	**$ 4,343**

2005 Plan (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up & Other Expenses	Total
Balance as of year end 2008	$ 3,877	$ —	$ 208	$ —	$ 4,085
Accruals, net	309	—	—	601	910
Payments	(2,508)	—	(120)	(601)	(3,229)
Balance as of year end 2009	1,678	—	88	—	1,766
Accruals, net	**848**	**—**	**77**	**562**	**1,487**
Payments	**(1,567)**	**—**	**(119)**	**(562)**	**(2,248)**
Balance as of year end 2010	**$ 959**	**$ —**	**$ 46**	**$ —**	**$ 1,005**

Acquisition Integration Plans (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up & Other Expenses	Total
Balance as of year end 2008	$ 2,264	$ —	$ —	$ —	$ 2,264
Accruals, net	159	710	—	69	938
Assumed in acquisition	877	123	—	—	1,000
Payments	(509)	(301)	—	(69)	(879)
Balance as of year end 2009	2,791	532	—	—	3,323
Accruals, net	**361**	**1,529**	**—**	**708**	**2,598**
Payments	**(1,509)**	**(1,834)**	**—**	**(708)**	**(4,051)**
Balance as of year end 2010	**$ 1,643**	**$ 227**	**$ —**	**$ —**	**$ 1,870**

11. Stock-Based Compensation

The Company's 2007 Long-Term Equity Incentive Plan, as amended and approved in May 2008 (the "2007 Plan") authorizes the issuance of up to 4,500,000 shares of the Company's common stock. Upon approval of the 2007 Plan, the Company ceased making awards under its prior equity plans, including the Company's 2001 Long-Term Equity Incentive Plan. Unused shares previously authorized under prior plans have been rolled over into the 2007 Plan and increased the total number of shares authorized for issuance under the 2007 Plan by 99,600 shares as of the year ended 2010.

The Company's outstanding unvested stock options have maximum contractual terms of up to six years, principally vest ratably over four years and were granted at exercise prices equal to the market price of the Company's common stock on the date of grant. The Company's outstanding stock options are exercisable into shares of the Company's common stock. The Company's outstanding restricted share units ("RSUs") principally vest ratably over four years. Upon vesting, RSUs convert into shares of the Company's common stock. The Company currently issues authorized shares of common stock upon vesting of restricted shares or the exercise of other equity awards. The Company's outstanding restricted shares were assumed in connection with its acquisition of Nashua and are set to expire within the next twelve months. The Company has no outstanding stock appreciation rights.

The Company measures the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options and RSUs, based on the fair value of the award at the date of grant in accordance with the modified prospective method. The Company uses the Black-Scholes model for purposes of determining the fair value of stock options granted and recognizes compensation costs ratably over the requisite service period for each separately vesting portion of the award, net of estimated forfeitures. The Black-Scholes model has limitations on its effectiveness including that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and that the model requires the use of parameters, such as stock price volatility that must be estimated from historical data. The Company's stock option awards to employees have characteristics significantly different from those of traded options and parameter estimation methodologies can materially affect fair value estimates.

Total share-based compensation expense recognized in selling, general and administrative expenses in the Company's consolidated statements of operations was $10.9 million, $14.3 million and $18.1 million for the years ended 2010, 2009 and 2008, respectively. Income tax benefit related to the Company's stock-based compensation expense was $2.1 million, $2.2 million and $5.7 million for the years ended 2010, 2009 and 2008, respectively.

As of the year ended 2010, there was approximately $15.6 million of total unrecognized compensation cost related to unvested share-based compensation grants, which is expected to be amortized over a weighted-average period of 1.7 years.

Stock Options

A summary of the Company's outstanding stock options as of and for the years ended 2010, 2009 and 2008 are as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value[a] (in thousands)
Outstanding as of the year ended 2007	3,849,980	$ 15.14	4.8	$13,661
Granted	—	—		
Exercised	(209,880)	8.93		$ 516
Forfeited	(718,125)	17.04		
Outstanding as of the year ended 2008	2,921,975	$ 15.12	3.9	$ 32
Granted	1,315,328[b]	4.27		
Exercised	(106,452)	3.82		$ 421
Forfeited	(213,000)	16.13		
Outstanding as of the year ended 2009	3,917,851	$ 11.73	3.7	$ 5,513
Granted	**660,000**	**7.02**		
Exercised	**(179,773)**	**4.73**		**$ 418**
Forfeited	**(592,854)**	**15.23**		
Outstanding as of the year ended 2010	**3,805,224**	**$ 10.70**	**3.1**	**$1,075**
Exercisable as of the year ended 2008	1,678,225	$ 13.76	3.9	$ 32
Exercisable as of the year ended 2009	2,288,226	$ 13.81	2.8	$ 437
Exercisable as of the year ended 2010	**2,371,974**	**$ 13.27**	**2.2**	**$ 334**

[a] Intrinsic value for purposes of this table represents the amount by which the fair value of the underlying stock, based on the respective market prices as of the years ended 2010, 2009 and 2008 or, if exercised, the exercise dates, exceeds the exercise prices of the respective options.

[b] Includes 176,328 stock options assumed in connection with the acquisition of Nashua.

The weighted-average grant date fair value of stock options granted in 2010 and 2009, were at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes Model with the weighted-average assumptions are as follows:

	2010	2009
Weighted average fair value of option grants during the year	**$ 2.77**	$ 1.68
Assumptions:		
Expected option life in years	**4.25**	4.25
Risk-free interest rate	**1.61%**	2.09%
Expected volatility	**47.3%**	46.0%
Expected dividend yield	**0.0%**	0.0%

The risk-free interest rate represents the United States Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, based on the mid-point between the vesting date and contractual expiration date of the option. The expected volatility is based on the historical market price volatility of the Company's common stock for the expected term of the options, adjusted for expected mean reversion.

Restricted Shares and RSUs

A summary of the Company's non-vested restricted shares and RSUs as of and for the three years ended 2010, 2009 and 2008 are as follows:

	Restricted Shares	Weighted Average Grant Date Fair Value	RSUs	Weighted Average Grant Date Fair Value
Unvested as of the year ended 2007	100,000	$ 9.52	1,132,150	$ 18.36
Granted	—	—	1,930,410	9.77
Vested	(50,000)	9.52	(395,600)	18.19
Forfeited	—	—	(136,171)	17.59
Unvested as of the year ended 2008	50,000	$ 9.52	2,530,789	$ 11.95
Granted	171,144[a]	6.53	562,960	4.22
Vested	(50,000)	9.52	(1,136,715)	11.89
Forfeited	(10,000)	6.53	(60,449)	9.59
Unvested as of the year ended 2009	161,144	$ 6.53	1,896,585	$ 9.72
Granted	—	—	**756,924**	**7.02**
Vested	**(1,447)**	**6.53**	**(904,710)**	**10.48**
Forfeited	**(134,397)**	**6.53**	**(28,125)**	**9.49**
Unvested as of the year ended 2010	**25,300**	**$ 6.53**	**1,720,674**	**$ 8.13**

[a] Represents restricted shares that were granted in connection with the acquisition of Nashua.

The total fair value of RSUs which vested during 2010 was $5.6 million as of the respective vesting dates. The total fair value of restricted shares and RSUs which vested during 2009 was $0.3 million and $5.8 million, respectively, as of the respective vesting dates. The total fair value of restricted shares and RSUs which vested during 2008 was $0.5 million and $3.8 million, respectively, as of the respective vesting dates.

12. Retirement Plans

Pension Plans. The Company currently has two defined benefit pension plans for certain of its employees in the United States. One of the Company's defined benefit plans includes the benefit obligations and plan assets that were assumed in its acquisitions of Nashua and Cadmus. The benefit obligations and plan assets that were acquired in connection with these two acquisitions have been merged into a single defined benefit plan. The defined benefit plans provide benefit payments using formulas based on an employees compensation and length of service, or stated amounts for each year of service. The Company expects to continue to fund these plans based on governmental requirements, amounts deductible for income tax purposes and as needed to ensure that plan assets are sufficient to satisfy plan liabilities. Most of the employee benefits under the Company's defined benefit plans are frozen, either by the Company or by one of the predecessor companies.

Supplemental Executive Retirement Plans. The Company has various supplemental executive retirement plans ("SERP"), which provide benefits to certain former directors and executives. Two of these plans were assumed in our acquisitions of Nashua and Cadmus. For accounting purposes, these plans are unfunded, however, one plan has annuities that cover a portion of the liability to the participants in its plan and the income from the annuities offsets a portion of the cost of the plan. These annuities are included in other assets, net in the consolidated balance sheets.

Other Postretirement Plans. The Company has various other-postretirement benefit plans ("OPEB"), primarily focused on postretirement healthcare, such as medical insurance and life insurance and related benefits for certain of its former employees and, in some instances, their spouses. Benefits, eligibility and cost-sharing provisions vary by plan documents or union collective bargaining arrangements.

Savings Plan. The Company sponsors a defined contribution plan to provide substantially all United States salaried and certain hourly employees an opportunity to accumulate personal funds for their retirement. In 2010, 2009 and 2008, the Company matched only certain union employee's voluntary contributions and contributions required under the collective bargaining agreements assumed with certain acquisitions. Company contributions to the plan were less than $0.1 million in 2010, 2009 and 2008. Employees participating in the plan held 2,197,646 shares of the Company's common stock as of the year ended 2010.

Funded Status and Net Periodic Cost. The following table provides a reconciliation of the changes in the Company's pension, SERP and OPEB plans benefit obligations and fair value of assets for 2010 and 2009, a statement of the funded status as of the years ended 2010 and 2009, respectively, and the amounts recognized in the consolidated balance sheets as of the years ended 2010 and 2009.

	Pensions		SERPs		OPEBs	
(in thousands)	**2010**	2009	**2010**	2009	**2010**	2009
Reconciliation of benefit obligation:						
Benefit obligation at beginning of year	**$262,366**	$ 151,371	**$ 18,965**	$ 16,329	**$ 2,847**	$ 2,189
Projected benefit obligation assumed from acquisitions	**—**	102,724	**—**	2,908	**—**	341
Service cost	**439**	543	**—**	—	**—**	—
Interest cost	**14,803**	10,821	**1,427**	1,347	**153**	133
Actuarial (gain) loss	**16,332**	6,374	**558**	395	**(65)**	355
Benefits paid	**(13,665)**	(9,467)	**(2,069)**	(2,014)	**(134)**	(171)
Benefit obligation at end of year	**$280,275**	$ 262,366	**$ 18,881**	$ 18,965	**$ 2,801**	$ 2,847
Reconciliation of fair value of plan assets:						
Fair value of plan assets at beginning of year	**$183,433**	$ 98,226	**$ —**	$ —	**$ —**	$ —
Fair value of plan assets assumed from acquisitions	**—**	69,412	**—**	—	**—**	—
Actual return on plan assets	**24,466**	20,668	**—**	—	**—**	—
Employer contributions	**8,605**	4,594	**2,069**	2,014	**134**	171
Benefits paid	**(13,665)**	(9,467)	**(2,069)**	(2,014)	**(134)**	(171)
Fair value of plan assets at end of year	**202,839**	183,433	**—**	—	**—**	—
Funded status at end of year	**$(77,436)**	$ (78,933)	**$(18,881)**	$(18,965)	**$(2,801)**	$(2,847)
Amounts recognized in accumulated other comprehensive loss:						
Net actuarial loss	**$ 38,698**	$ 34,636	**$ 1,789**	$ 1,264	**$ 41**	$ 111
Prior service cost	**2**	10	**—**	—	**(35)**	(42)
Total	**$ 38,700**	$ 34,646	**$ 1,789**	$ 1,264	**$ 6**	$ 69
Amounts recognized in the consolidated balance sheets:						
Current liabilities	**$ —**	$ —	**$ 2,081**	$ 2,129	**$ 332**	$ 367
Long-term liabilities	**77,436**	78,933	**16,800**	16,836	**2,469**	2,480
Total liabilities	**$ 77,436**	$ 78,933	**$ 18,881**	$ 18,965	**$ 2,801**	$ 2,847

The following table provides components of the net periodic cost for the pension, SERP and OPEB plans for the years ended 2010, 2009 and 2008:

(in thousands)	**2010**	2009	2008
Service cost	**$ 439**	$ 543	$ 480
Interest cost on projected benefit obligation	**16,383**	12,301	10,102
Expected return on plan assets	**(14,478)**	(9,251)	(10,624)
Net amortization and deferral	**2**	2	8
Recognized actuarial loss	**2,304**	2,383	221
Net periodic cost	**$ 4,650**	$ 5,978	$ 187

Interest cost on projected benefit obligation includes $1.6 million, $1.5 million and $1.1 million related to the Company's SERP and OPEB plans in 2010, 2009 and 2008, respectively.

The assumptions used in computing the net periodic cost and the funded status were as follows:

	2010	2009	2008
Weighted average discount rate	**5.25%**	5.75%	6.25%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%

The discount rate assumption used to determine the Company's pension obligations as of the years ended 2010 and 2009 takes into account the projected future benefit cash flow and the underlying individual yields in the Citigroup Pension Liability Index that would be available to provide for the payment of those benefits. The ultimate rate is developed by calculating an equivalent discounted present value of the benefit cash flow as of the years ended 2010 and 2009, respectively, using a single discount rate rounded to the nearest 0.25%.

The expected long-term rate of return on plan assets of 8.0% for the years ended 2010 and 2009 was based on historical returns and the expectations for future returns for each asset class in which plan assets are invested as well as the target asset allocation of the investments of the plan assets.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension and SERP plans with accumulated benefit obligations in excess of plan assets were as follows:

(in thousands)	**2010**	2009
Projected benefit obligation	**$299,156**	$281,331
Accumulated benefit obligation	**298,751**	280,463
Fair value of plan assets	**202,839**	183,433

The Company currently expects to contribute approximately $18.7 million to its pension plans and approximately $2.4 million to its SERP and OPEB plans in 2011.

The estimated pension benefit payments expected to be paid by the pension plans and the estimated SERP and OPEB payments expected to be paid by the Company for the years 2011 through 2015, and in the aggregate for the years 2016 through 2020, are as follows

(in thousands)	**Pension Plans**	**SERP**	**OPEB**
2011	$14,436	$2,109	$ 340
2012	15,045	2,183	318
2013	15,504	2,239	296
2014	16,046	2,153	276
2015	16,410	2,116	256
2016 – 2020	89,280	7,184	1,032

Fair Value of Assets. The Company's investment objective is to maximize the long-term return on the pension plan assets within prudent levels of risk. Investments are primarily diversified with a blend of equity securities, fixed income securities and alternative investments. Equity investments are diversified by including United States and non-United States stocks, growth stocks, value stocks and stocks of large and small companies. Fixed income securities are primarily United States governmental and corporate bonds, including mutual funds. Alternative investments are primarily private equity hedge funds and hedge fund-of-funds.

The fair values of the Company's pension plan assets as of the years ended 2010 and 2009, by asset category are as follows:

(in thousands)	2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	**$ 6,263**	**$ —**	**$ —**	**$ 6,263**
Fixed Income	**47,345**	**1,898**	**—**	**49,243**
Equity	**104,825**	**—**	**—**	**104,825**
Alternative investments	**—**	**—**	**37,422**	**37,422**
Other	**3,039**	**2,047**	**—**	**5,086**
Total	**$161,472**	**$3,945**	**$37,422**	**$202,839**

(in thousands)	2009			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 4,492	$ —	$ —	$ 4,492
Fixed Income	39,562	1,815	—	41,377
Equity	96,778	—	—	96,778
Alternative investments	—	—	35,707	35,707
Other	2,938	2,141	—	5,079
Total	$ 143,770	$ 3,956	$ 35,707	$ 183,433

The following table provides a summary of changes in the fair value of the Company's Level 3 assets:

(in thousands)	**Alternative Investments**
Balance as of the year ended 2008	$16,314
Assumed in acquisition	17,083
Unrealized gains	2,628
Purchases, sales and settlements	(318)
Balance as of the year ended 2009	35,707
Purchases, sales and settlements	**(1,422)**
Unrealized gains	**3,137**
Balance as of the year ended 2010	**$37,422**

The range of asset allocations and the target allocations for the pension and other post-retirement asset investments were as follows:

	2010	2009	Target
Equity securities	**52-61%**	46-61%	60-75%
Fixed income securities	**25-34%**	20-35%	25-35%
Alternative investments and other	**5-23%**	4-29%	0-10%

Multi-Employer Plans. Certain of the Company's employees are included in multi-employer pension plans to which the Company makes contributions in accordance with contractual union agreements. Such contributions are made on a monthly basis in accordance with the requirements of the plans and the actuarial computations and assumptions of the administrators of the plans. Contributions to multi-employer plans were $2.4 million in 2010, $2.7 million in 2009 and $3.8 million in 2008. In 2010 and 2009, the Company recorded withdrawal liabilities of $8.8 million and $13.4 million, respectively, from exiting certain multi-employer pension plans in connection with its cost savings and restructuring plans.

13. Commitments and Contingencies

Leases. The Company leases buildings and equipment under operating lease agreements expiring at various dates through 2021. Certain leases include renewal and/or purchase options, which may be exercised by us. As of the year ended 2010, future minimum annual lease payments by year and in the aggregate under non-cancelable lease agreements with original terms of one year or more consisted of the following:

(in thousands)	
2011	$23,306
2012	17,820
2013	14,456
2014	10,178
2015	8,162
Thereafter	15,588
Total	$89,510

Rent expense was $27.6 million, $33.4 million and $40.2 million in 2010, 2009 and 2008, respectively.

Environmental. Prior to the Company's acquisition of Nashua, Nashua was involved in certain environmental matters and was designated by the Environmental Protection Agency ("EPA") as a potentially responsible party for certain hazardous waste sites. In addition, Nashua had been notified by certain state environmental agencies that Nashua may bear responsibility for remedial action at other sites which have not been addressed by the EPA. The sites at which Nashua may have remedial responsibilities are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the remedial technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, the ultimate range of outcomes cannot be predicted with certainty; therefore, the Company's ultimate cost of remediation is an estimate and is contingent on these factors. Based on information currently available, the Company believes that Nashua's remediation expense, if any, is not likely to have a material adverse effect on its consolidated financial position or results of operations. As of the years ended 2010 and 2009, the undiscounted liability relating to the Company's environmental matters was $3.9 million, primarily the amount recorded on Nashua's acquisition date, and is included in other liabilities.

Litigation. The Company is party to various legal actions that are ordinary and incidental to its business. While the outcome of pending legal actions cannot be predicted with certainty, the Company believes the outcome of these various proceedings will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

Concentrations of Credit Risk. The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments and other investments are placed with high credit quality institutions, and concentrations within accounts receivable are generally limited due to the Company's diverse customer base and its dispersion across different industries and geographic areas.

Letters of Credit. As of the year ended 2010, the Company had outstanding letters of credit of approximately $21.3 million and a de minimis amount of surety bonds. Based on the Company's experience with these arrangements, it does not believe that any obligations that may arise will be significant.

Tax Audits. The Company's income, sales and use, and other tax returns are routinely subject to audit by various authorities. The Company believes that the resolution of any matters raised during such audits will not have a material adverse effect on the Company's consolidated financial position or its results of operations.

14. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

(in thousands)	2010	2009
Currency translation adjustments	$ 6,540	$ 3,539
Unrealized loss on cash flow hedges, net of tax expense of $5,650 and $4,666 as of the years ended 2010 and 2009, respectively	(1,793)	(11,483)
Pension liability adjustments, net of tax (benefit) and expense of $(1,718) and $2,704, as of the years ended 2010 and 2009, respectively	(25,030)	(22,332)
Total accumulated other comprehensive loss	$(20,283)	$ (30,276)

15. Income (Loss) Per Share

Basic income (loss) per share is computed based upon the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if stock options and RSUs to issue common stock were exercised under the treasury stock method. For the years ended 2010, 2009 and 2008, the effect of approximately 5,087,770, 5,865,940 and 5,342,400 stock options outstanding and unvested RSUs, which would be calculated using the treasury stock method, were excluded from the calculation of diluted loss per share.

The following table sets forth the computation of basic and diluted income (loss) per share for the years ended:

(in thousands, except per share data)	2010	2009	2008
Numerator for basic and diluted income (loss) per share:			
Loss from continuing operations	$(189,055)	$ (39,837)	$(296,976)
Income (loss) from discontinued operations, net of taxes	2,678	8,898	(1,051)
Net loss	$(186,377)	$ (30,939)	$(298,027)
Denominator weighted average common shares outstanding:			
Basic shares	62,382	56,787	53,904
Dilutive effect of equity awards	—	—	—
Diluted shares	62,382	56,787	53,904
Income (loss) per share – basic and diluted:			
Continuing operations	$ (3.03)	$ (0.70)	$ (5.51)
Discontinued operations	0.04	0.16	(0.02)
Net loss	$ (2.99)	$ (0.54)	$ (5.53)

16. Segment Information

The Company is organized into two operating segments: the envelopes, forms and labels segment and the commercial printing segment. The envelopes, forms and labels segment specializes in the design, manufacturing and printing of: (i) direct mail and customized envelopes developed for the advertising, billing and remittance needs of a variety of customers, including financial services companies; (ii) custom labels and specialty forms sold through an extensive network of resale distributors for industries including food and beverage, manufacturing and pharmacy chains; and (iii) stock envelopes, labels and business forms generally sold to independent distributors, office-products suppliers and office-products retail chains. The commercial printing segment provides print, design and content management offerings, including: (i) high-end color printing of a wide range of premium products for major national and regional customers; (ii) general commercial printing products for regional and local customers; (iii) scientific, technical and medical journals, special interest and trade magazines for non-profit organizations, educational institutions and specialty publishers; and (iv) specialty packaging and high quality promotional materials for multinational consumer products companies.

Operating income of each segment includes substantially all costs and expenses directly related to the segment's operations. Corporate expenses include corporate general and administrative expenses including stock-based compensation.

Corporate identifiable assets primarily consist of cash and cash equivalents, miscellaneous receivables, deferred financing fees, deferred tax assets and other assets.

Summarized financial information concerning the reportable segments is as follows for the years ended:

(in thousands)	2010	2009	2008
Net sales:			
Envelopes, Forms and Labels	$ 966,859	$ 819,399	$ 916,145
Commercial Printing	847,857	895,232	1,182,549
Total	$1,814,716	$1,714,631	$2,098,694
Operating income (loss):			
Envelopes, Forms and Labels	$ 93,135	$ 77,200	$ (40,979)
Commercial Printing	(159,176)	(6,397)	(136,828)
Corporate	(37,719)	(38,615)	(45,739)
Total	$ (103,760)	$ 32,188	$ (223,546)
Restructuring, impairment and other charges:			
Envelopes, Forms and Labels	$ 12,063	$ 17,405	$ 174,178
Commercial Printing	211,042	48,744	217,568
Corporate	3,045	1,885	7,320
Total	$ 226,150	$ 68,034	$ 399,066
Significant non-cash charges:			
Envelopes, Forms and Labels	$ 8,601	$ 4,011	$ 169,916
Commercial Printing	198,647	27,919	210,172
Corporate	1,622	274	1,950
Total	$ 208,870	$ 32,204	$ 382,038
Depreciation and intangible asset amortization:			
Envelopes, Forms and Labels	$ 28,697	$ 24,561	$ 25,410
Commercial Printing	35,630	39,825	47,164
Corporate	2,469	2,017	1,435
Total	$ 66,796	$ 66,403	$ 74,009
Capital expenditures:			
Envelopes, Forms and Labels	$ 2,341	$ 4,239	$ 7,181
Commercial Printing	13,020	18,150	39,819
Corporate	3,670	2,838	2,243
Total	$ 19,031	$ 25,227	$ 49,243
Net sales by product line:			
Envelopes	$ 517,173	$ 517,512	$ 651,235
Commercial Printing and Packaging	591,554	600,294	815,388
Journals and Periodicals	255,536	293,891	365,490
Labels and Business Forms	450,453	302,934	266,581
Total	$1,814,716	$1,714,631	$2,098,694
Intercompany sales:			
Envelopes, Forms and Labels to Commercial Printing	$ 4,789	$ 4,350	$ 6,415
Commercial Printing to Envelopes, Forms and Labels	6,553	1,865	3,655
Total	$ 11,342	$ 6,215	$ 10,070

Summarized financial information concerning the Company's reportable segments is as follows as of the years ended:

(in thousands)	2010	2009
Identifiable assets:		
Envelopes, Forms and Labels	**$ 665,079**	$ 689,516
Commercial Printing	**627,982**	776,637
Corporate	**104,669**	59,620
Total	**$1,397,730**	$1,525,773

Geographic information is as follows for the years ended:

(in thousands)	2010	2009	2008
Net sales:			
U.S.	**$1,712,019**	$1,636,112	$2,014,412
Foreign	**102,697**	78,519	84,282
Total	**$1,814,716**	$1,714,631	$2,098,694

(in thousands)	2010	2009
Long-lived assets (property, plant and equipment, goodwill and intangible assets):		
U.S.	**$ 763,062**	$ 980,452
Foreign	**40,444**	22,601
Total	**$ 803,506**	$1,003,053

17. Financial Information for Subsidiary Issuers, Guarantor and Non-Guarantor Subsidiaries

Cenveo is a holding company (the "Parent Company"), which is the ultimate parent of all Cenveo subsidiaries. The Parent Company's wholly owned subsidiary, Cenveo Corporation (the "Subsidiary Issuer"), issued the 7⅞% Notes, the 8⅞% Notes and, in connection with the acquisition of Cadmus in 2007, assumed Cadmus' 8⅜% Notes (the "Subsidiary Issuer Notes"), which are fully and unconditionally guaranteed, on a joint and several basis, by the Parent Company and substantially all of its wholly-owned subsidiaries (the "Guarantor Subsidiaries").

Presented below is condensed consolidating financial information for the Parent Company, the Subsidiary Issuer, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries for the three years ended 2010, 2009 and 2008. The condensed consolidating financial information has been presented to show the nature of assets held, results of operations and cash flows of the Parent Company, the Subsidiary Issuer, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, assuming the guarantee structure of the Subsidiary Issuer Notes was in effect at the beginning of the periods presented.

The supplemental condensed consolidating financial information reflects the investments of the Parent Company in the Subsidiary Issuer, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries using the equity method of accounting. The Company's primary transactions with its subsidiaries other than the investment account and related equity in net income (loss) of unconsolidated subsidiaries are the intercompany payables and receivables between its subsidiaries.

CENVEO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
2010

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 46,882	$ 1,010	$ 1,864	$ —	$ 49,756
Accounts receivable, net	—	104,071	154,340	4,953	—	263,364
Inventories	—	68,080	79,676	1,395	—	149,151
Notes receivable from subsidiaries	—	46,438	—	—	(46,438)	—
Prepaid and other current assets	—	52,088	9,580	4,467	—	66,135
Total current assets	—	317,559	244,606	12,679	(46,438)	528,406
Investment in subsidiaries	(341,331)	1,514,329	11,239	6,725	(1,190,962)	—
Property, plant and equipment, net	—	109,945	236,696	1,280	—	347,921
Goodwill	—	29,244	172,897	7,020	—	209,161
Other intangible assets, net	—	7,188	236,054	3,182	—	246,424
Other assets, net	—	104,781	(41,146)	2,183	—	65,818
Total assets	$(341,331)	$2,083,046	$ 860,346	$ 33,069	$(1,237,400)	$1,397,730
Liabilities and Shareholders' (Deficit) Equity						
Current liabilities:						
Current maturities of long-term debt	$ —	$ 3,896	$ 6,202	$ —	$ —	$ 10,098
Accounts payable	—	82,974	82,713	781	—	166,468
Accrued compensation and related liabilities	—	17,385	12,915	372	—	30,672
Other current liabilities	—	71,158	25,015	2,298	—	98,471
Intercompany payable (receivable)	—	846,814	(848,968)	2,154	—	—
Notes payable to issuer	—	—	36,938	9,500	(46,438)	—
Total current liabilities	—	1,022,227	(685,185)	15,105	(46,438)	305,709
Long-term debt	—	1,268,816	15,089	—	—	1,283,905
Other liabilities	—	133,334	16,113	—	—	149,447
Shareholders' (deficit) equity	(341,331)	(341,331)	1,514,329	17,964	(1,190,962)	(341,331)
Total liabilities and shareholders' (deficit) equity	$(341,331)	$2,083,046	$ 860,346	$ 33,069	$(1,237,400)	$1,397,730

CENVEO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended 2010

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 714,582	$1,073,796	$ 26,338	$ —	$1,814,716
Cost of sales	—	595,739	855,003	17,873	—	1,468,615
Selling, general and administrative expenses	—	109,296	101,200	1,674	—	212,170
Amortization of intangible assets	—	421	10,852	268	—	11,541
Restructuring and impairment charges	—	25,415	200,735	—	—	226,150
Operating income (loss)	—	(16,289)	(93,994)	6,523	—	(103,760)
Interest expense, net	—	119,965	1,161	(89)	—	121,037
Intercompany interest expense (income)	—	(1,116)	990	126	—	—
(Gain) loss on early extinguishment of debt	—	9,592	—	—	—	9,592
Other (income) expense, net	—	1,137	923	267	—	2,327
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries	—	(145,867)	(97,068)	6,219	—	(236,716)
Income tax expense (benefit)	—	(24,566)	(23,488)	393	—	(47,661)
Income (loss) from continuing operations before equity in income of unconsolidated subsidiaries	—	(121,301)	(73,580)	5,826	—	(189,055)
Equity in income of unconsolidated subsidiaries	(186,377)	(67,754)	5,826	—	248,305	—
Income (loss) from continuing operations	(186,377)	(189,055)	(67,754)	5,826	248,305	(189,055)
Income from discontinued operations, net of taxes	—	2,678	—	—	—	2,678
Net income (loss)	$(186,377)	$(186,377)	$ (67,754)	$ 5,826	$248,305	$ (186,377)

CENVEO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 2010

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net cash provided by (used in) operating activities	$ 10,853	$ (97,639)	$ 138,510	$ 6,862	$ —	$ 58,586
Cash flows from investing activities:						
Cost of business acquisitions, net of cash acquired	—	(27,373)	—	(13,172)	—	(40,545)
Capital expenditures	—	(10,257)	(8,774)	—	—	(19,031)
Proceeds from sale of property, plant and equipment	—	2,297	1,242	—	—	3,539
Intercompany note	—	(9,500)	—	—	9,500	—
Net cash (used in) provided by investing activities	—	(44,833)	(7,532)	(13,172)	9,500	(56,037)
Cash flows from financing activities:						
Proceeds from issuance of 8⅞% senior second lien notes	—	397,204	—	—	—	397,204
Proceeds from issuance of Term Loan B	—	376,200	—	—	—	376,200
Proceeds from exercise of stock options	1,030	—	—	—	—	1,030
Repayment of Term Loans	—	(683,306)	—	—	—	(683,306)
Payment of refinancing fees and expenses and debt issuance costs	—	(23,154)	—	—	—	(23,154)
Repayment under revolving credit facility, net	—	(22,500)	—	—	—	(22,500)
Repayments of other long-term debt	—	(80)	(7,555)	—	—	(7,635)
Purchase and retirement of common stock upon vesting of RSUs	(1,597)	—	—	—	—	(1,597)
Intercompany note	—	—	—	9,500	(9,500)	—
Intercompany advances	(10,286)	136,019	(123,134)	(2,599)	—	—
Net cash provided by (used in) financing activities	(10,853)	180,383	(130,689)	6,901	(9,500)	36,242
Effect of exchange rate changes on cash and cash equivalents	—	—	(43)	212	—	169
Net increase in cash and cash equivalents	—	37,911	246	803	—	38,960
Cash and cash equivalents at beginning of year	—	8,971	764	1,061	—	10,796
Cash and cash equivalents at end of year	$ —	$ 46,882	$ 1,010	$ 1,864	$ —	$ 49,756

CENVEO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
2009

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 8,971	$ 764	$ 1,061	$ —	$ 10,796
Accounts receivable, net	—	111,687	151,046	5,830	—	268,563
Inventories	—	70,252	73,715	1,261	—	145,228
Notes receivable from subsidiaries	—	36,938	—	—	(36,938)	—
Prepaid and other current assets	—	50,319	13,501	1,023	—	64,843
Total current assets	—	278,167	239,026	9,175	(36,938)	489,430
Investment in subsidiaries	(176,510)	1,537,082	4,225	6,725	(1,371,522)	—
Property, plant and equipment, net	—	125,694	261,765	420	—	387,879
Goodwill	—	29,243	290,513	—	—	319,756
Other intangible assets, net	—	7,590	287,828	—	—	295,418
Other assets, net	—	26,664	6,278	348	—	33,290
Total assets	$(176,510)	$2,004,440	$1,089,635	$16,668	$(1,408,460)	$1,525,773
Liabilities and Shareholders' (Deficit) Equity						
Current liabilities:						
Current maturities of long-term debt	$ —	$ 7,610	$ 7,447	$ —	$ —	$ 15,057
Accounts payable	—	97,442	84,657	1,841	—	183,940
Accrued compensation and related liabilities	—	15,670	14,171	—	—	29,841
Other current liabilities	—	76,919	20,357	803	—	98,079
Intercompany payable (receivable)	—	781,625	(786,378)	4,753	—	—
Notes payable to issuer	—	—	36,938	—	(36,938)	—
Total current liabilities	—	979,266	(622,808)	7,397	(36,938)	326,917
Long-term debt	—	1,197,461	21,399	—	—	1,218,860
Other liabilities	—	4,223	153,962	(1,679)	—	156,506
Shareholders' (deficit) equity	(176,510)	(176,510)	1,537,082	10,950	(1,371,522)	(176,510)
Total liabilities and shareholders' (deficit) equity	$(176,510)	$2,004,440	$1,089,635	$16,668	$(1,408,460)	$1,525,773

CENVEO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended 2009

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 745,381	$949,974	$19,276	$ —	$1,714,631
Cost of sales	—	629,246	753,096	12,436	—	1,394,778
Selling, general and administrative expenses	—	118,328	90,825	425	—	209,578
Amortization of intangible assets	—	425	9,628	—	—	10,053
Restructuring and impairment charges	—	43,651	24,383	—	—	68,034
Operating income (loss)	—	(46,269)	72,042	6,415	—	32,188
Interest expense, net	—	104,585	1,538	(60)	—	106,063
Intercompany interest expense (income)	—	(1,042)	1,042	—	—	—
(Gain) loss on early extinguishment of debt	—	(16,917)	—	—	—	(16,917)
Other (income) expense, net	—	930	(2,586)	288	—	(1,368)
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries	—	(133,825)	72,048	6,187	—	(55,590)
Income tax expense (benefit)	—	893	(19,431)	2,785	—	(15,753)
Income (loss) from continuing operations before equity in income of unconsolidated subsidiaries	—	(134,718)	91,479	3,402	—	(39,837)
Equity in income of unconsolidated subsidiaries	(30,939)	94,881	3,402	—	(67,344)	—
Income (loss) from continuing operations	(30,939)	(39,837)	94,881	3,402	(67,344)	(39,837)
Income from discontinued operations, net of taxes	—	8,898	—	—	—	8,898
Net income (loss)	$(30,939)	$ (30,939)	$ 94,881	$ 3,402	$(67,344)	$ (30,939)

CENVEO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 2009

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net cash provided by (used in) operating activities	$14,274	$(79,440)	$134,516	$ 2,702	$ —	$ 72,052
Cash flows from investing activities:						
Capital expenditures	—	(8,863)	(16,364)	—	—	(25,227)
Cost of business acquisitions, net of cash acquired	—	(3,189)	—	—	—	(3,189)
Intercompany note	—	2,257	—	—	(2,257)	—
Investment in guarantor subsidiary preferred shares	—	—	—	(6,725)	6,725	—
Proceeds from sale of property, plant and equipment	—	13,041	1,578	—	—	14,619
Proceeds from sale of investment	—	—	4,032	—	—	4,032
Net cash (used in) provided by investing activities	—	3,246	(10,754)	(6,725)	4,468	(9,765)
Cash flows from financing activities:						
Repayment of term loans	—	(24,594)	—	—	—	(24,594)
Repayment of 8⅜% senior subordinated notes	—	(23,024)	—	—	—	(23,024)
Repayments of other long-term debt	—	(385)	(11,793)	—	—	(12,178)
Payment of amendment and debt issuance costs	—	(7,296)	—	—	—	(7,296)
Repayment of 7⅞% senior subordinated notes	—	(4,295)	—	—	—	(4,295)
Repayment of 10½% senior notes	—	(3,250)	—	—	—	(3,250)
Purchase and retirement of common stock upon vesting of RSUs	(2,050)	—	—	—	—	(2,050)
Payment of fees on repurchase and retirement of debt	—	(94)	—	—	—	(94)
Borrowings under revolving credit facility, net	—	14,500	—	—	—	14,500
Proceeds from exercise of stock options	539	—	—	—	—	539
Proceeds from issuance of preferred shares	—	—	6,725	—	(6,725)	—
Intercompany note	—	—	(2,257)	—	2,257	—
Intercompany advances	(12,763)	128,888	(116,427)	302	—	—
Net cash (used in) provided by financing activities	(14,274)	80,450	(123,752)	302	(4,468)	(61,742)
Effect of exchange rate changes on cash and cash equivalents	—	—	(299)	106	—	(193)
Net increase (decrease) in cash and cash equivalents	—	4,256	(289)	(3,615)	—	352
Cash and cash equivalents at beginning of year	—	4,715	1,053	4,676	—	10,444
Cash and cash equivalents at end of year	$ —	$ 8,971	$ 764	$ 1,061	$ —	$ 10,796

CENVEO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended 2008

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 993,403	$1,085,130	$20,161	$ —	$2,098,694
Cost of sales	—	809,380	847,861	13,944	—	1,671,185
Selling, general and administrative expenses	—	144,490	97,929	562	—	242,981
Amortization of intangible assets	—	447	8,561	—	—	9,008
Restructuring and impairment charges	—	167,897	231,169	—	—	399,066
Operating income (loss)	—	(128,811)	(100,390)	5,655	—	(223,546)
Interest expense, net	—	105,739	1,747	(165)	—	107,321
Intercompany interest expense (income)	—	(2,320)	2,320	—	—	—
(Gain) loss on early extinguishment of debt	—	(14,642)	—	—	—	(14,642)
Other (income) expense, net	—	305	(197)	(745)	—	(637)
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries	—	(217,893)	(104,260)	6,565	—	(315,588)
Income tax expense (benefit)	—	(15,549)	(3,270)	207	—	(18,612)
Income (loss) from continuing operations before equity in income of unconsolidated subsidiaries	—	(202,344)	(100,990)	6,358	—	(296,976)
Equity in income of unconsolidated subsidiaries	(298,027)	(94,632)	6,358	—	386,301	—
Income (loss) from continuing operations	(298,027)	(296,976)	(94,632)	6,358	386,301	(296,976)
Income from discontinued operations, net of taxes	—	(1,051)	—	—	—	(1,051)
Net income (loss)	$(298,027)	$(298,027)	$ (94,632)	$ 6,358	$386,301	$ (298,027)

CENVEO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 2008

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net cash provided by (used in) operating activities	$ 18,140	$(69,095)	$258,441	$2,362	$ —	$ 209,848
Cash flows from investing activities:						
Cost of business acquisitions, net of cash acquired	—	(47,412)	—	—	—	(47,412)
Capital expenditures	—	(27,368)	(21,875)	—	—	(49,243)
Intercompany note	—	913	—	—	(913)	—
Acquisition payments	—	(3,653)	—	—	—	(3,653)
Proceeds from sale of property, plant and equipment	—	17,944	314	—	—	18,258
Net cash (used in) provided by investing activities	—	(59,576)	(21,561)	—	(913)	(82,050)
Cash flows from financing activities:						
Repayment of senior unsecured loan	—	(175,000)	—	—	—	(175,000)
Repayment under revolving credit facility, net	—	(83,200)	—	—	—	(83,200)
Repayment of 8⅜% senior subordinated notes	—	(19,567)	—	—	—	(19,567)
Repayments of other long-term debt	—	(1,137)	(17,796)	—	—	(18,933)
Repayment of 7⅞% senior subordinated notes	—	(10,561)	—	—	—	(10,561)
Repayments of term loans	—	(7,200)	—	—	—	(7,200)
Payment of debt issuance costs	—	(5,297)	—	—	—	(5,297)
Purchase and retirement of common stock upon vesting of RSUs	(1,054)	—	—	—	—	(1,054)
Tax liability from stock-based compensation	(1,377)	—	—	—	—	(1,377)
Payment of refinancing fees, redemption premiums and expenses	—	(130)	—	—	—	(130)
Proceeds from issuance of 10½% senior notes	—	175,000	—	—	—	175,000
Proceeds from issuance of other long-term debt	—	6,927	6,000	—	—	12,927
Proceeds from exercise of stock options	1,876	—	—	—	—	1,876
Intercompany note	—	—	(913)	—	913	—
Intercompany advances	(17,585)	240,460	(224,000)	1,125	—	—
Net cash (used in) provided by financing activities	(18,140)	120,295	(236,709)	1,125	913	(132,516)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(720)	—	(720)
Net (decrease) increase in cash and cash equivalents	—	(8,376)	171	2,767	—	(5,438)
Cash and cash equivalents at beginning of year	—	13,091	882	1,909	—	15,882
Cash and cash equivalents at end of year	$ —	$ 4,715	$ 1,053	$4,676	$ —	$ 10,444

18. Selected Quarterly Financial Information (Unaudited)

The following table sets forth certain quarterly financial data for the periods indicated:

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2010				
Net sales	**$453,934**	**$445,264**	**$ 455,127**	**$460,391**
Operating income (loss)	**12,191**	**19,386**	**(156,129)[2]**	**20,792**
Income (loss) from continuing operations	**(11,021)**	**(8,292)**	**(159,989)[3]**	**(9,753)**
Income (loss) from discontinued operations, net of taxes	**(87)**	**(35)**	**2,800**	—
Net income (loss)	**(11,108)**	**(8,327)**	**(157,189)[3]**	**(9,753)**
Income (loss) per share from continuing operations—				
Basic and diluted[1]	**(0.18)**	**(0.13)**	**(2.56)**	**(0.16)**
Income (loss) per share from discontinued operations—				
Basic and diluted[1]	—	—	**0.04**	—
Net income (loss) per share—basic and diluted[1]	**(0.18)**	**(0.13)**	**(2.52)**	**(0.16)**

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2009				
Net sales	$ 412,100	$ 397,644	$ 448,039	$ 456,848
Operating income (loss)	221	(5,477)	25,002	12,442
Income (loss) from continuing operations	(4,187)	(17,841)	(8,432)	(9,377)
Income (loss) from discontinued operations, net of taxes	(124)	(411)	9,505	(72)
Net income (loss)	(4,311)	(18,252)	1,073	(9,449)
Income (loss) per share from continuing operations—				
Basic and diluted[1]	(0.08)	(0.33)	(0.15)	(0.15)
Income (loss) per share from discontinued operations—				
Basic and diluted[1]	—	(0.01)	0.17	—
Net income (loss) per share—basic and diluted[1]	(0.08)	(0.34)	0.02	(0.15)

(1) The quarterly earnings per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total year.

(2) Includes $181.4 million of pre-tax goodwill and other long-lived asset impairment charges.

(3) Includes $157.3 million of goodwill and other long-lived asset impairment charges, net of a tax benefit of $24.1 million.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of the year ended 2010 is effective.

The Company's internal control over financial reporting as of the year ended 2010 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing on page 76.



Robert G. Burton, Sr.
Chairman and Chief Executive Officer



Mark S. Hiltwein
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Cenveo, Inc.

We have audited Cenveo, Inc. and Subsidiaries' (the "Company") internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cenveo, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended January 1, 2011 and our report dated March 2, 2011 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

GRANT THORNTON LLP
Melville, New York
March 2, 2011

SHAREHOLDER INFORMATION

Corporate Headquarters

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901
Telephone: (203) 595-3000
www.cenveo.com

Office of Investor Relations

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901
Telephone: (203) 595-3005
Facsimile: (203) 595-3071

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held in Grove One of the Hilton Stamford Hotel, One First Stamford Place, Stamford, CT 06902 on Wednesday, May 4, 2011 at 12:00 noon Eastern time.

Comparison of Five-Year Cumulative Total Return

The graph below compares five-year returns of our Common Stock with those of the S&P 500 Index and the S&P 1500 Commercial Printing Index. The graph assumes that $100 was invested as of our year ended 2005 in each of our Common Stock, the S&P 500 Index, and the S&P 1500 Commercial Printing Index and that all dividends were reinvested. The S&P 1500 Commercial Printing Index is a capitalization weighted index designed to measure the performance of all NASDAQ-traded stocks in the commercial printing sector.



Cenveo
S&P 500 Index
S&P 1500 Commercial Printing Index
200
150
100
50
0
2005
2006
2007
2008
2009
2010

Printing: ColorGraphics, a Cenveo Company. Creative Direction: Jaime Zambrana

The papers used for printing this Annual Report are recyclable and provided by mills which support environmentally appropriate, socially beneficial and economically viable management of the world's forests. These papers contain a mix of pulp that is derived from well-managed forests, post-consumer recycled paper fibers and other sources.

Market Price of Common Shares

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders.

Our Common Stock is traded on the New York Stock Exchange, which we refer to as NYSE under the symbol "CVO." As of February 7, 2011, there were 479 shareholders of record and, as of that date, we estimate that there were approximately 6,452 beneficial owners holding stock in nominee or "street" name. The following table sets forth, for the periods indicated, the range of the high and low closing prices for our Common Stock as reported by the NYSE.

2010	High	Low
1st Quarter	$ 9.41	$ 6.49
2nd Quarter	$ 9.90	$ 5.35
3rd Quarter	$ 6.92	$ 4.91
4th Quarter	$ 6.32	$ 4.85
2009		
1st Quarter	$ 5.30	$ 1.68
2nd Quarter	$ 5.25	$ 2.80
3rd Quarter	$ 7.06	$ 3.70
4th Quarter	$ 9.32	$ 6.90

Dividends

We have not paid a dividend on our Common Stock since our incorporation and do not anticipate paying dividends in the foreseeable future as the instruments governing a significant portion of our debt obligations limit our ability to pay Common Stock dividends. See Note 11 to our consolidated financial statements included in this Annual Report for information regarding the Company's stock compensation plans.

Stock Transfer Agent and Registrar

Registrar & Transfer Company,
10 Commerce Drive
Cranford, NJ 07016
Telephone: (800) 368-5948

Shareholder Account Inquiries

For inquiries concerning transfer of shares, replacement of lost certificates, change of address or any questions regarding your Cenveo stock, call or write the transfer agent.

Form 10-K/Annual Report

The Annual Report on Form 10-K as filed on March 2, 2011 with the United States Securities and Exchange Commission is available without charge either by contacting the Office of Investor Relations or at www.SEC.gov.

Independent Auditors

Grant Thornton LLP
National Office
175 West Jackson Blvd, 20th Floor
Chicago, IL 60604
United States
Telephone: (312) 856-0200

Hotline

A 24-hour anonymous incident reporting hotline is available to all employees and all shareholders. To make a confidential and anonymous report, call (800) 513-4056.


ONE CANTERBURY GREEN
201 BROAD STREET
STAMFORD, CT 06901
203-595-3000
WWW.CENVEO.COM